UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: October 24, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

2

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility    for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or  any part of the contents of  this circular.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

(1) CONTINUING CONNECTED TRANSACTIONS IN RELATION TO FRAMEWORK AGREEMENT

AND

(2) CONTINUING CONNECTED TRANSACTIONS IN RELATION TO CENTRALISED FUND MANAGEMENT AGREEMENT

AND

(3) CONNECTED TRANSACTION IN RELATION TO PROPOSED GRANT OF RESTRICTED SHARE UNITS TO A FORMER INDEPENDENT NON-EXECUTIVE DIRECTOR, A NON-EXECUTIVE DIRECTOR AND AN INDEPENDENT NON- EXECUTIVE DIRECTOR

AND

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser  to

the Independent Board Committee and the Independent Shareholders

A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 46 to 47 of this circular. A letter from Messis Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 48 to 99 of this circular.

The notice convening the EGM to be held at 5 Floor SO1 Building,18 Zhangjiang Road, Pu  Dong  New  Area,  Shanghai, People’s Republic of China on 7 November 2018 at 1 : 30 p.m. (the ‘‘EGM’’) is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at  the EGM  in accordance with the instructions printed thereon.

Whether you are able to attend the EGM or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the EGM in person should you wish. All persons who are registered holders of the Shares on 7 November 2018 will be entitled to attend and vote at the EGM.

* For identification purpose only

22 October 2018

3

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

‘‘2004 Stock Option Plan’’	the 2004 stock option plan adopted by the Company by way of a Shareholders’ resolution on 16 February 2004 but terminated by the Company on 15 November 2013

‘‘2014 Equity Incentive Plan’’

the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from 15 November 2013 upon its registration with the PRC State Administration of Foreign Exchange, a summary of which is set out in the 2015 Annual Report

‘‘2014 Stock Option Plan’’	the 2014 stock option plan adopted by the Company by way of a Shareholders’ resolution on 13 June 2013 which became effective from 15 November 2013

‘‘ADS(s)’’	depositary share(s) of the Company, each of which represents 5 Shares

‘‘Board’’	the board of Directors

‘‘Centralised Fund Management Agreement’’	the centralised fund management agreement dated 1 June 2017 entered into among the Company, SMIC Beijing and SMSC in relation to the Centralised Fund Management Agreement CCT

‘‘Centralised Fund Management Agreement Annual Caps’’

the proposed annual caps for each of the period ending 31 December 2018, 2019 and 2020 in relation to each type of Centralised Fund Management Agreement CCT which are more fully set out in the sub-section headed ‘‘The Centralised Fund Management Agreement Annual Caps and Basis of  Determination — Centralised Fund Management Agreement Annual Caps’’ in this circular

‘‘Centralised Fund Management Agreement CCT’’

the continuing connected transactions contemplated under the Centralised Fund Management Agreement, details of which are set out in the sub-section headed ‘‘Principal Terms of the Centralised Fund Management Agreement’’ in this circular

‘‘China IC Fund’’	China Integrated Circuit Industry Investment Fund Co., Ltd.* (國家集成電路產業投資基金股份有限公司), a company established under the laws of the PRC

‘‘Collection and Payment Services and Foreign Exchange Services’’	the transactions contemplated under the Centralised Fund Management Agreement in relation to the collection and payment services and foreign exchange services

‘‘Company’’

Semiconductor Manufacturing International Corporation* ( 中 芯 國際集成電路製造有限公司),   a   company   incorporated   in   the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and  the  American depositary shares of which are listed on  the  New  York Stock Exchange, Inc.

DEFINITIONS

‘‘connected person(s)’’	has the same meaning as ascribed to it under the Listing Rules

‘‘Controlled Subsidiaries’’	companies where SMSC has an equity interest of above 50%

‘‘Director(s)’’	the director(s) of the Company

‘‘Dr. Chen’’	Dr. Chen Shanzhi, a non-executive Director of the Company

‘‘EGM’’

the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps), the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management Agreement Annual Caps) and the Proposed RSU Grants

‘‘Framework Agreement’’	the framework agreement entered into between the Company and SMSC on 11 June 2018 in relation to the Framework Agreement CCT

‘‘Framework Agreement Annual Caps’’

the proposed annual caps for each of the period ending 31 December 2018 and 2019 in relation to each type of Framework Agreement CCT which are more fully set out in the sub-section headed ‘‘The Framework Agreement Annual Caps and Basis of Determination — Framework Agreement Annual Caps’’ in this circular

‘‘Framework Agreement CCT’’	the Type I CCT, Type II CCT, Type III CCT, Type IV CCT, Type V CCT and Type VI CCT contemplated under the Framework Agreement

‘‘Group’’	the Company and its subsidiaries

‘‘Group A’’	the Company and/or its subsidiaries (other than SMSC)

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC

‘‘Independent Board Committee’’

the independent committee of the Board that consists of all independent non-executive Directors (excluding Mr. Brown in respect of the portion of the Proposed RSU Grants relating to himself) who have no direct or indirect interest in the Framework Agreement, the Centralised Fund Management Agreement or the Proposed RSU Grants, other than, where applicable, being a Shareholder

‘‘Independent Financial Adviser’’

Messis Capital Limited, a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on  corporate finance) regulated activities under the SFO and being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps), the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management Agreement Annual Caps) and the Proposed RSU Grants

DEFINITIONS

‘‘Independent Shareholders’’

(i) in relation to the Framework Agreement and the Centralised Fund Management Agreement, the Shareholders who are not required under the Listing Rules to abstain from voting at the EGM to approve the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps) and the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management  Agreement  Annual Caps), which shall include Shareholders other than Xinxin (Hongkong) Capital Co.,  Limited  and  other  associates  of China IC Fund (as defined in the Listing Rules); and (ii) in relation to the Proposed RSU Grants, the Shareholders who are not required under the Listing Rules to abstain from voting at    the EGM to approve the Proposed RSU Grants

‘‘Internal Deposit Services’’	the transactions contemplated under the Centralised Fund Management Agreement in relation to internal deposit services

‘‘Internal Loan Services’’	the transactions contemplated under the Centralised Fund Management Agreement in relation to internal loan services

‘‘Latest Practicable Date’’	15 October 2018, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Mr. Brown’’	Mr. William Tudor Brown, an independent non-executive Director of the Company

‘‘Mr. Fan’’	Mr. Fan Ren Da Anthony, an independent non-executive Director of the Company

‘‘Mr. Tan’’	Mr. Lip-Bu Tan, a former independent non-executive Director of the Company who retired on 22 June 2018

‘‘Other Financial Services’’	the transactions contemplated under the Centralised Fund Management Agreement in relation to other financial services

‘‘PRC’’	the People’s Republic of China, but for the purposes of this circular only, excludes Hong Kong, Macau and Taiwan

‘‘Professor Lau’’	Professor Lau Lawrence June-Yee, an independent non-executive Director of the Company

‘‘Proposed RSU Grants’’

the proposed grant of 62,500 Restricted Share Units, 125,000 Restricted Share Units and 87,500 Restricted Share Units to Mr. Tan, Dr. Chen and Mr. Brown, respectively, pursuant  to  the  2014 Equity Incentive Plan

‘‘Provision of Letter of Credit Services’’	the transactions contemplated under the Centralised Fund Management Agreement in relation to provision of letter of credit services

DEFINITIONS

‘‘Restricted Share Units’’

an unsecured promise of the Company to pay eligible individuals a specific number of Shares or ADSs, as applicable, on  a  specified date pursuant to 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the 2014 Equity Incentive Plan and the applicable award document

‘‘RMB’’	Renminbi, the lawful currency of the PRC

‘‘SFO’’	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

‘‘Shareholders’’	holder(s) of issued Shares

‘‘Shares’’	the ordinary Share(s) of par value US$0.004 each in the share capital of the Company

‘‘SMIC Beijing’’

Semiconductor Manufacturing International (Beijing) Corporation* (中芯國際集成電路製造（北京）有限公司), a wholly foreign-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

‘‘SMIC Holdings’’	SMIC Holdings Corporation* (中芯國際控股有限公司), a limited liability company established under the laws of the PRC and a wholly-owned subsidiary of the Company

‘‘SMSC’’	Semiconductor Manufacturing South China Corporation* ( 中 芯南方集成電路製造有限公司), a Chinese-foreign joint venture established under the laws of the PRC

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘Type I CCT’’	as defined in the section headed ‘‘(A) The Framework Agreement — Principal Terms of the Framework Agreement’’ in this circular

‘‘Type II CCT’’	as defined in the section headed ‘‘(A) The Framework Agreement — Principal Terms of the Framework Agreement’’ in this circular

‘‘Type III CCT’’	as defined in the section headed ‘‘(A) The Framework Agreement — Principal Terms of the Framework Agreement’’ in this circular

‘‘Type IV CCT’’	as defined in the section headed ‘‘(A) The Framework Agreement — Principal Terms of the Framework Agreement’’ in this circular

‘‘Type V CCT’’	as defined in the section headed ‘‘(A) The Framework Agreement — Principal Terms of the Framework Agreement’’ in this circular

‘‘Type VI CCT’’	as defined in the section headed ‘‘(A) The Framework Agreement — Principal Terms of the Framework Agreement’’ in this circular

DEFINITIONS

‘‘U.S.’’ or ‘‘United States’’	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

‘‘US$’’	United States dollar, the lawful currency of the United States of America

‘‘%’’	per cent.

*For identification purpose only

*

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

Executive Directors:	Registered Office:
Zhou Zixue (Chairman)	Cricket Square, Hutchins Drive PO Box 2681
Zhao Haijun (Co-Chief Executive Officer)	Grand Cayman, KY1-1111 Cayman Islands
Liang Mong Song (Co-Chief Executive Officer)
Gao Yonggang (Chief Financial Officer and Joint Company Secretary)	Principal Place of Business:
18 Zhangjiang Road Pu Dong New Area Shanghai 201203
Non-executive Directors:	People’s Republic of China
Chen Shanzhi Zhou Jie
Ren Kai Lu Jun
Tong Guohua

Independent non-executive Directors:
William Tudor Brown Chiang Shang-yi Cong Jingsheng Jason
Lau Lawrence Juen-Yee Fan Ren Da Anthony

22 October 2018

To the Shareholders

Dear Sir or Madam,

INTRODUCTION

The purpose of this circular is to provide you with, among other things:

(a)	details of the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps);

*	For identification purpose only

LETTER FROM THE BOARD

(b)	details of the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management Agreement Annual Caps);
(c)	details of the Proposed RSU Grants;
(d)	the letter from the Independent Board Committee to the Independent Shareholders;
(e)	the letter from Messis Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders;
(f)	other information required to be disclosed under the Listing Rules; and
(g)	the notice of EGM.
(A)	THE FRAMEWORK AGREEMENT

Reference is made to the Company’s announcement dated 13 July 2018 (as supplemented on 19 September 2018) pursuant to which it was announced that  the  Company and SMSC had entered into the Framework Agreement. Details  of  the  Framework Agreement are set out below:

Date:	11 June 2018

Effective period:	Commencing on 26 April 2018 and ending on 31 December 2019. Two months before the expiry date of the Framework Agreement, the parties will consider whether to renew the Framework Agreement.

Parties:	(i) Group A; and

(ii) SMSC.

Principal Terms of the Framework Agreement

The Company and SMSC had agreed to enter into one or more of the following types of transactions with each other including the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee:

1.

Purchase and sale of spare parts, raw materials,  photomasks  and  finished products (‘‘Type I CCT’’): Group A and SMSC will sell spare parts and raw materials to each other to efficiently utilise each other’s resources from time to time. Group A will sell photomasks to SMSC. SMSC will sell finished products to Group A, which may resell such finished products to its clients directly or after reprocessing;

2.

Rendering of or receiving services including, without limitation: (a) processing  and testing service; (b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment support service; (f) comprehensive administration, logistics, production management, IT and other service; and (g) water, electricity, gas and heat  provision service (‘‘Type II CCT’’). Group A and SMSC may both provide processing and testing service to the other, although it is expected that Group A will primarily be the service provider and that SMSC will primarily be the service recipient. For the other aforementioned categories of services, Group A  will be  the service provider and SMSC will be the service recipient;

LETTER FROM THE BOARD

3.

Leasing of assets such as plant, office premises and equipment between Group A and SMSC (‘‘Type III CCT’’). For the leasing of equipment, each party can either be the lessor or the lessee depending on the business need at the relevant time, whereas for the leasing of plant and office premises, Group A will be the lessor  and SMSC will be the lessee;

4.

Transfer of assets (‘‘Type IV CCT’’): Group A and SMSC both engage in the manufacturing of wafers. For certain processes in wafer manufacturing, Group A and SMSC can use the same equipment for production. Where required, SMSC may acquire equipment from Group A in order to meet production needs and optimise production efficiency;

5.

Provision of technical authorisation or licensing by Group A to  SMSC for use of its technologies and manufacturing system in relation to 14 and more advanced nanometer, as well as the sharing of research and development costs in relation to 14-nanometer technologies (‘‘Type V CCT’’); and

6.	Provision of guarantee (‘‘Type VI CCT’’): Group A will provide guarantee for SMSC’s financing activities, including but not limited to bank loans, financial lease and operating leases.

Pricing

The price of the Framework Agreement CCT will be determined in accordance with the following general principles, in ascending order:

(1)	the price prescribed or approved by state or local price control department (if any);

(2)	a reasonable price in accordance with the industry guided price;

(3)

the comparable local market price, which shall be determined after arm’s length negotiation between both parties with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender;

(4)

where there is no comparable local market price, the price based on the principle  of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate; and

(5)

where none of the above general pricing principles are applicable, the price determined by other reasonable means as agreed upon by both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

Where general pricing principles (2) to (5) apply, where possible each of Group A and SMSC will obtain at least two pricing and other terms from independent third parties in relation to transactions with similar nature and size before agreeing upon the applicable price.

LETTER FROM THE BOARD

As to the price prescribed by the state or local price control department, state- prescribed fees apply to water and electricity, which are relevant to the cost of such services and are determined by prices published from time to time by the relevant PRC government authority. Under the Pricing Law of the PRC, the PRC government may implement a state- prescribed or guidance price for specific goods and services if necessary, and such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Framework Agreement CCT in the future, the parties will execute such price first in accordance with pricing principle (1) above.

Based on the above general principles and the actual circumstances when entering into the Framework Agreement, the parties further agree to the following specific pricing  policies for the Framework Agreement CCT. If any particular Framework Agreement CCT  is not covered by the following policies, or any of the following policies is no longer applicable, the parties will use the above general principles to determine the price for the relevant transaction.

I.	Type I CCT: Purchase and sale of goods

Group A as the seller of spare parts, raw materials and photomasks (general principle (3) above): The personnel in the Corporate Supply Planning Management (‘‘SPM’’) department of Group A are responsible for setting the price of the goods. Based on the Group’s ‘‘Intercompany Transfer of Goods’’ policy, the transfer price for material, parts and equipment must be based on market price which is determined by comparing against price quoted by independent third parties for comparable product at the same time and in  the  same region. As the prices of second-hand tools and equipment in the semiconductor  industry vary depending on timing and market supply status, Group A also engages two to three independent brokers, as appropriate depending on the circumstances, to provide quotation based on the specific configurations of a tool or equipment, the selling price is based on the prices provided by these brokers and is not less favourable to Group A.

Group A as the purchaser of spare parts, raw materials and finished products (general principle (3) above): In respect of acquisition of spare parts and raw materials, the personnel in the SPM of Group A will carry out the same procedure as above based on the same policy to ensure the purchasing prices are not less favourable to Group A.

In respect of buying finished products from SMSC, the transaction involves Group A passing through customers’ orders it receives to SMSC. It is a one-way sale of finished product from SMSC to Group A. The sales team of Group A is responsible for negotiation with the customers to ensure the prices are at market value and favourable to the Group as     a whole. Once a customer’s order is identified as appropriate for  production by  SMSC  based on the customer’s request, technology nodes, type of applications and  fab  availability, the system of Group A will generate a purchase  order  from  Group  A  to  SMSC based on the same price, terms and conditions of the purchase order of the customer. According to the arrangement between Group A and SMSC, there is no difference between the sales prices from Group A to the customers and the transaction price from SMSC to Group A with respect to finished products, since SMSC will ultimately undertake all risks associated with the product liability and/or any legal claims arising from the products and will fully cover all potential losses suffered by Group A due to the products supplied by SMSC. Upon receiving the payment from customers by Group A, the finance  and  accounting team of Group A arranges to pay SMSC for the finished products. If  the  customer requires further backend services such as bumping and testing, Group A will perform the services or outsource to other service providers. Group A charges its customers for the total of product costs and services performed.

LETTER FROM THE BOARD

II.	Type II CCT: Rendering of or receiving services

Each of Group A and SMSC is subject to the following general control procedures:

1.	The entry of service contract must be in accordance with the Group’s regulation and rules for intra-group related party transactions and the Framework Agreement;

2.

The main department of the service provider will obtain data about the services provided, calculate the amount of charges in accordance with the consideration provisions stipulated in the relevant service contract taking into account of the cost;

3.	The service provider will then request payment from the service recipient through the Group’s system; and

4.	The service recipient will, upon verification of the relevant information, request for payment to be made through the Group’s system.

Type of transaction	Pricing policy

1. Processing and testing service

Group A as the service provider (general principle (3) above): The SMIC and SMSC Wafer Cost Valuation System can automatically fetch data from the production system and get  the basic information of production steps for the services (including information about the type of machine, the process and the standard cost). The manufacturing department of  SMSC will check such data and the calculation basis together with the person in charge of production costs, and send the service requests to Group A after the review by related party transaction office from time to time. In accordance with the pricing policies under the Framework Agreement (general pricing principle (3) above), officers of different levels of manufacturing department and factories of Group A will  review the service requests and calculate the charges with reference to market price and charges to independent third party customers (bearing in mind the actual cost and profit margin involved).

Group A as the service recipient (general principle (3) above): The SMIC and SMSC Wafer Cost Valuation System can automatically fetch data from the production system and get  the basic information of production steps for the services (including information about the type of machine, the process and the standard cost). The manufacturing department of  Group A will check such data and the calculation basis  together with the person in charge of production costs, and  send the service requests to SMSC. In accordance with the pricing policies under the Framework Agreement (general pricing principle (3) above), officers of different levels of manufacturing department and factories of SMSC will review the service requests and calculate the charges with reference to market price and charges to independent third party customers (bearing in mind the actual cost and profit margin involved).

LETTER FROM THE BOARD

Type of transaction	Pricing policy

2. Sales Service provided by Group A to SMSC

The sales department of Group A  will provide the nature of  the relevant sale service and the costs such as labour costs and office expenses. In accordance with the pricing policy of the Framework Agreement (general pricing principle (4) above), the related party transaction team of Group A  will  calculate the charges based on allocation of the sales expenses according to the revenue from the sales plus a reasonable profit rate of 8%. After the review of finance and accounting department of Group A, Group A will then request for payment from SMSC through the Group’s system. The business administration or other department(s) designated by the management of SMSC will check the data together with the sales  department  of Group A and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of aforementioned departments of SMSC will also further check when transacting the payment.

3. Overseas market promotion and customer service provided by Group A to SMSC

The overseas offices of Group A will provide the nature of the relevant sales service and the costs such as labour costs and office expenses. In accordance with the pricing policy of the Framework Agreement (general pricing principle (4) above), the related party transaction team of Group A  will  calculate the charges based on allocation of the sales expenses according to the revenue from the sales plus a reasonable profit rate of 8%. After the review by finance and accounting department, Group A will then request for payment from SMSC through  the Group’s system. The business administration or other department designated by the management of SMSC  will check the data together with the relevant department(s) of Group A which provide overseas market promotion and customer service and submit  the  relevant  payment  requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned departments of SMSC will also further check when transacting the payment.

LETTER FROM THE BOARD

Type of transaction	Pricing policy

4. Procurement service provided by Group A to SMSC

The procurement service department of Group A will provide the nature of the relevant procurement service and the costs such as labour costs and office expenses. In accordance with the pricing policy of the Framework Agreement (general pricing principle (4) above), the related party transaction team of Group A will calculate the charges based on allocation of procurement department expenses according to working hours or workload plus a reasonable profit rate of 5%. After the review by finance and accounting department, Group A will then request for payment from SMSC through the Group’s system. The procurement department or other department designated by the management of SMSC will check the data together with the procurement department of Group A and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned department of SMSC will also further check when transacting the payment.

5. Research, development and experiment support service provided by Group A to SMSC

The research and development department of Group A will provide the nature of the relevant service and the costs such as labour costs and office expenses. In accordance with the  pricing policies under the Framework Agreement (general pricing principle (3) above), Group A will calculate the charges with reference to market price. The reliability laboratory and/ or the product department of SMSC will check the data  together with the reliability laboratory and/or product department of Group A and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned department of SMSC will also further check when transacting the payment request. Market  price  is assessed using quotes obtained  from  two  or  more independent third party providers for similar services. Group  A may subcontract certain orders to comparable independent third party providers from time to time as needed. The pricing of services provided by Group A to SMSC is based on the quotes obtained from such third party providers. Group A will then request for payment from SMSC through the Group’s system.

LETTER FROM THE BOARD

Type of transaction	Pricing policy

6. Comprehensive administration, logistics, production management and IT, and other service provided by the Group A to SMSC

The human resources department of Group A will  calculate  the working hours spent on providing services to SMSC by the various departments in Group A. In accordance with the  pricing policies under the Framework Agreement (general pricing principle (4) above), the related party transaction team of Group A will calculate the charges based on allocation of labour costs and relevant resources consumption according to the proportion of working hours or  workload  plus  a reasonable profit rate of 5%.  After  the  review  by  finance  and accounting department, Group A will then request for payment from SMSC through the Group’s system. Group A may also refer to market prices assessed by obtaining quotes from independent third party providers in respect of similar services. The general affairs office, logistics function, manufacturing department and other relevant department(s) (where applicable) of SMSC will check the data together with the relevant department(s) of Group A and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned department(s) of SMSC will also further check when transacting the payment.

7. Water, electricity, gas and heat provision service provided by Group A to SMSC

The facilities department of Group A will record the monthly consumption of water, electricity, gas and heat. In accordance with the pricing policies under the Framework Agreement (general pricing principle (1) above), Group A will calculate the charges based on the price prescribed by Shanghai Municipal Development and Reform Commission  published on its website from time to time or with reference to market price. Upon the review and approval by the officer(s) of the relevant business department, Group A will then request for payment from SMSC through the Group’s system. Group A may also use market prices assessed by obtaining at least two quotes from independent third party providers in respect of similar services. The request for payment shall be reviewed and approved by the officers of the relevant departments of Group A. The facilities department of SMSC will further check the unit price of various types of service and the basis of consumption amount in the payment requests and upon the review by the department officer(s), submit to the related party transaction office for review and approval. The officers of different levels of the facilities department of SMSC will also need to further check when transacting the payment.

LETTER FROM THE BOARD

III.	Type III CCT: Leasing of assets

Type of transaction	Pricing policy

1. Leasing of Group A’s plant and office premises by SMSC

The plant and office premises lease agreement entered into between Group A and SMSC for leasing of plant and office premises from Group A to SMSC is renewable annually. The agreement was negotiated on arm’s length basis. When determining the price Group A made references to the prevailing prices of comparable plants and  offices  in  the  same district during the same period (general principle (3) above). As the plant has a built-in clean room,  a  unique feature of a wafer fab, an  additional reasonable charge of  5% to 8% of the rental price is charged to SMSC to ensure the rental is fair and reasonable and not less favourable to Group  A.

2. Mutual leasing of equipment

With respect to mutual leasing of equipment, the rental charge will be determined by reference to the nature of lease, current market conditions and will be on comparable terms with the quotes from independent third parties providing services of a similar nature and comparable scale (general principle (3) above). In terms of leasing of equipment by SMSC to Group  A, the finance and accounting department of Group  A  will seek quotation from two or more  comparable  independent third parties to ensure the rental charged by SMSC is not less favourable than those submitted by the independent third parties. In terms of leasing of equipment by Group A  to  SMSC, the finance and accounting department of SMSC will seek quotation from two or more  comparable  independent third parties to ensure the rental charged to SMSC is not less favourable than those submitted by the independent third parties.

IV.	Type IV CCT: Transfer of assets

Type of transaction	Pricing policy

Acquisition and disposal of equipment

Group A as seller of equipment (general principle (3) above): In respect of selling equipment, the personnel in the SPM of Group A are responsible for setting the price of equipment. Based on the Group’s ‘‘Intercompany Transfer of Goods’’ policy, the transfer price for material, parts, and equipment must be based on market price which is determined by comparing against independent third parties for comparable product at the same time and in the same region. As the prices of second-hand tools and equipment in the semiconductor industry vary depending on timing and market supply status, Group A also engages two to three independent brokers, as appropriate depending on the circumstances, to provide quotation based on the specific configurations of a tool or equipment, the selling price is based on the prices provided by these brokers and is not less favourable to Group A.

LETTER FROM THE BOARD

V.	Type V CCT: Provision of technical authorisation or licensing

Type of transaction	Pricing policy

1. Provision of technical authorisation or licensing by Group A to SMSC

The fee for any technical authorisation or licensing will be based on comparable local market price (general principle (3) above). SMSC may engage a qualified valuer (as agreed by Group A and SMSC) to perform a fair value assessment of the fees relating to the  Group  A’s  provision of technical authorisation or licensing to SMSC.

2. Sharing of research and development costs in relation to 14-nanometer technologies

The costs are agreed upon by both parties on  the condition  that the relevant costs are identifiable and are  allocated  to each party involved on a fair and equitable basis (general principle (5) above). Such shared research and development costs will be assessed by reference to the total technical authorisation or licensing fee. A qualified valuer (as agreed by Group A and SMSC) may be engaged to perform a fair value assessment of the shared research and development costs relating to 14-nanometer technologies.

VI.	Type VI CCT: Provision of guarantee for financing activities

Type of transaction	Pricing policy

Guarantee provided by Group A for SMSC’s financing activities

With respect to provision of guarantee by Group A in respect  of SMSC’s financing activities, the service fee for such guarantee will be determined by reference to the market conditions and quotes from independent third  parties  providing services of a similar nature and comparable scale (general pricing principle (3) above). The finance and accounting department of Group A will seek quotation from two or more comparable independent third parties to  ensure  the service fee is fair and reasonable and not less favourable to Group A.

Internal Control Measures

The Company has in place a series of internal control measures to ensure that the terms of the Framework Agreement and the Centralised Fund Management Agreement are fair and reasonable and that the Framework Agreement CCT and the Centralised Fund Management Agreement CCT will be conducted on normal commercial terms. As the Framework Agreement CCT and the Centralised Fund Management Agreement CCT also constitute related party transactions for the Company, they will be subject to the related party transaction policy of the Group, which is further explained below:

1.

SMSC has established a related and connected party transaction review committee (the ‘‘Review Committee’’), which is set up by the board of directors of SMSC. The Review Committee shall report to the board of directors of SMSC and shall be accountable to the board of directors of SMSC. The Review  Committee  comprised of three members of which one of them was appointed by SMIC Holdings Corporation and  Semiconductor  Manufacturing  International (Shanghai) Corporation and the other two were appointed by each of Shanghai Integrated Circuit Industry Investment Fund Management Co., Ltd and China IC Fund. Poll system is adopted for the voting of the Review Committee and resolutions of the committee should be passed by votes of more than half of the members of the committee. The Review Committee is responsible for reviewing and approving the framework agreement and pricing policy of related and connected transactions entered into by SMSC and the Group. The Review Committee shall monitor and review related and connected party transactions between SMSC and the Group;

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2.

The Company has also established a related party transaction review team, consisting of members from the finance and accounting, legal and other related departments of the Company, which reviews the terms of specific connected transaction agreements and reports its findings to the management;

3.

The Company’s compliance office will perform quarterly check on transactions entered under the Framework Agreement and the Centralised Fund Management Agreement to ensure compliance with pricing policies and annual caps are not exceeded;

4.

The Company’s external auditors will conduct an annual review of the transactions entered into under the Framework Agreement and the Centralised Fund Management Agreement to ensure the transaction amounts are within the annual caps and the transactions are in accordance with the terms set out in the Framework Agreement and the Centralised Fund Management Agreement; and

5.

Specific to the Framework Agreement CCT, Group A and SMSC each employs  and maintains separate business, operation and accounting personnel of its own. There is clear segregation of approval authority and duty between the two entities. In general, for each type of the Framework Agreement CCT under the Framework Agreement, either the Company or SMSC will propose the transaction price after the review and approval by the relevant department(s), such as the manufacturing department, business administration department, the finance and accounting department, depending on the type of the transaction. The counter party of the relevant department(s) will then, also review and approve the pricing of the transaction before acceptance. As the Company and SMSC maintain separate business units and  separate personnel, the relevant department(s) that proposes  the transaction price and the relevant department(s) of the counter party that accepts such transaction price will be different persons and under different departmental management.

In accordance with the Listing Rules, the independent non-executive Directors and the auditors of the Company will also perform an annual review of the terms of the Framework Agreement CCT and the Centralised Fund Management Agreement CCT to ensure that the pricing policy and the annual caps remain fair and reasonable and that appropriate internal control procedures are in place, and will confirm so each year in the  annual  report  published by the Company.

Considering the general principles and the detailed pricing policies, the Directors (including the independent non-executive Directors) are of the view that the methods and procedures are sufficient to ensure that the Framework Agreement CCT and the Centralised Fund Management Agreement CCT will be conducted on normal commercial  terms  or better and not prejudicial to the interests of the Company and its minority Shareholders.

Payment

The consideration for the Framework Agreement CCT will be paid in accordance with the separate agreement for each specific transaction contemplated under the Framework Agreement and will be funded by the relevant parties’ internal resources. The Company will monitor closely as an ongoing process the relevant transactions to ensure the respective Framework Agreement Annual Caps for each type of the  Framework Agreement CCT  is  not exceeded. It is expected that the payment for most of the Framework Agreement CCT would be settled within 30 days of, or other reasonable period of time after, the specific transaction taking place.

LETTER FROM THE BOARD

Other Terms

The terms of the Framework Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

THE FRAMEWORK AGREEMENT ANNUAL CAPS AND BASIS OF DETERMINATION

Historical Transaction Amounts

The historical transaction amounts between Group A and SMSC for the transactions contemplated under the Framework Agreement in the year ended 31 December 2017 and the nine months ended 30 September 2018 are as follows:

Transactions For the
Nature of Framework Agreement CCT	Year Ended 31 December 2017(1)(2)	From 1 January 2018 to 30 September 2018(3)
	(US$ million)	(US$ million)

Type I CCT	—	—
Type II CCT	5.88	—
Type III CCT	—	—
Type IV CCT	—	—
Type V CCT	—	—
Type VI CCT	—	—

Notes:

(1)	Representing the amounts of all transactions between Group A and SMSC for the year ended 31 December 2017.

(2)	Audited.

(3)	Unaudited.

Framework Agreement Annual Caps

The Framework Agreement Annual Caps are set out below:

Nature of Framework Agreement CCT	For the Year Ending 31 December
	2018	2019
	(US$ million)	(US$ million)

Type I CCT	1	61
Type II CCT	11	31
Type III CCT	7	65
Type IV CCT	—	316
Type V CCT	100	300
Type VI CCT	500	500

LETTER FROM THE BOARD

In arriving at the Framework Agreement Annual Caps as set out in this circular, the Company has considered reasonable factors such as the expected occurrences of the Framework Agreement CCT in light of current market conditions of the semiconductor industry and the technological capability and future business plans of the Company and SMSC.

SMSC is expected to establish and build up large-scale manufacturing capacity  focusing on 14-nanometer and below process and manufacturing technologies. The 14- nanometer technology can be applied on mainstream mobile platforms, automotive and  cloud computing. It is expected that the 16/14-nanometer products’ market  share  by  revenue in the global pure play foundry market will grow from approximately 6% in 2016 to 22% in 2019 and the demand for 14-nanometer products will reach 260,000 pieces per  month by 2019 and 290,000 pieces per month by 2021 by independent third parties. SMSC has started construction of its production plant in 2018 and aims to allocate equipment into the plant in 2019 in order to reach a manufacturing capacity of 3,000 to 5,000 wafers per month. SMSC will continue increasing its manufacturing capacity, utilisation rate and profitability. In anticipation of the surge in market demand for  advanced  process,  the Group will allocate some of its advanced node manufacturing to SMSC to meet the future wafer production needs. The overall investment for SMSC to complete its whole expansion plan is estimated to be up to US$10.24 billion. The Group’s overall plan for SMSC to focus on developing 14-nanometer and below manufacturing capacity will improve the overall equipment utilisation of the Group and increase production efficiency given the better consolidation of resources within the Group. The Group considers the development of 14- nanometer manufacturing capability a strategic decision to strengthen its leading marking position in terms of advanced nodes products manufacturing.

The Company has also considered the historical transaction amounts between the Company and SMSC, the Company’s historical revenues as well as other reasonable factors including the following:

1.

With regards to Type I  CCT, the Framework Agreement Annual Caps for the  years ending 31 December 2018 and 2019 are US$1 million and US$61 million, respectively. Such Framework Agreement Annual Caps have been determined based on various factors, including estimated transaction amounts and the future business plan of the Group and SMSC. The historical transaction  amounts  between Group A and SMSC with respect to the purchase and sale of goods were nil for the year ended 31 December 2017 and the nine months ended 30 September 2018. As the investment plan of SMSC will be adjusted according to changing market conditions, the Framework Agreement Annual Cap for Type  I  CCT  for  the year ending 31 December 2018 is set as US$1 million as a buffer. The Framework Agreement Annual Cap for Type I CCT for the year ending 31 December 2019 is mainly based on the planned number of photomasks to be sold  to SMSC by the Company, the expected production capacity of SMSC and the estimated sale price of wafers in 2019.

The SMSC production plant is still under construction in 2018 and  trial  production will begin in 2019. The Company expects that SMSC will sell most     of its finished products to Group A for the two years ending 31 December 2019  and thus the Company assumes the growth for the transaction amounts of Type I CCT for the relevant periods will be similar to that of the production capacity of SMSC. The Company has also included a buffer to cater for any potential increase in product demand which cannot be foreseen or controlled by  the Company, such as the popularity of certain electronic devices which may result in rapid development and change of semiconductor industry. After considering the expansion plan, the expected production capacity of SMSC, the expected increasing sales between Group A and SMSC and the  reasonable  buffer  for  future Type I CCT, the Company considers that the Framework  Agreement  Annual Caps for Type I CCT fair and reasonable.

LETTER FROM THE BOARD

2.

With regards to Type II CCT, the Framework Agreement Annual Caps for the  years ending 31 December 2018 and 2019 are US$11 million and US$31 million, respectively. Such Framework Agreement Annual Caps have been determined based on various factors, including, among others, the historical and estimated transaction amounts and the future cooperation between Group A  and  SMSC.  The historical transaction amounts between Group A and SMSC with respect to  the rendering of or receiving services were US$5.88 million in the year ended 31 December 2017 and nil for the nine months ended 30 September 2018. As the administrative support costs to be received by Group A from SMSC are currently settled on an annual basis, the amount is to be determined for the year ending 31 December 2018. It is expected that the demand of supporting services, in particular, the processing and testing services from SMSC will gradually increase from 2018 to 2019 in anticipation of the set up production capacity and sales of SMSC during the same periods. For the year ending 31 December 2018, SMSC mostly requires comprehensive administration, logistics, production management and IT services from Group A. It is expected that SMSC will commence operation in 2019 and will require mainly processing and testing services from Group A for the year ending 31 December 2019. The mutual provision of processing and testing services between SMSC and Group A will increase utilisation rate. After considering the expected growing demands of various types of services under Type II CCT, the Company considers the Framework Agreement Annual Caps for Type II CCT fair and reasonable.

3.

With regards to Type III CCT, the Framework Agreement Annual Caps for each year ending 31 December 2018 and 2019 are US$7 million and US$65 million, which have been primarily determined based on the investment plan of SMSC. SMSC will lease a plant from SMIC with a gross floor area of approximately 257,060 square meters at the rental price estimated based on the construction cost and the useful life of the plant plus 5%. While SMIC will lease equipment from SMSC for production, the Company and SMSC are both wafers manufactures. Therefore, the Company and SMSC can use the same equipment for production. The rental charge for the lease of equipment is based on the depreciation costs of the list of leasing equipment under the current development plan plus 5%. The leases of plant and equipment between SMIC and SMSC will be carried out by entering into different lease agreements and there will be no offsetting of consideration payable by one party to the other for the lease arrangement in the determination of the Framework Agreement Annual Caps for Type III CCT. Although no equipment leasing arrangement has been  entered  into  between Group A and SMSC in the year ended 31 December 2017 and the nine months ended 30 September 2018, taking into account the Group’s overall production  plan, the Company considers it is necessary to set up reasonable annual caps for potential leasing arrangements between Group A and SMSC in the future.

4.

With regards to Type IV CCT, the Framework Agreement Annual Caps for each year ending 31 December 2018 and 2019 are nil and US$316 million. For the year ended 31 December 2017 and the nine months ended 30 September 2018, the Company and SMSC had not completed any acquisition or disposal of equipment with each other. In determining the Framework Agreement Annual Caps for Type IV CCT for the years ending 31 December 2018 and 2019, the Company has primarily considered the investment and expansion plan of SMSC, in  particular  the maximum possible market value of the list of equipment to be transferred to SMSC in 2019 and the expected capital expenditure of SMSC, which is expected to be over US$3 billion in aggregate for the three years ending 31 December 2020  and subject to adjustment in accordance with the changing market conditions. SMSC will need to use approximately US$1.6 billion to acquire or  lease production equipment for the construction and operations. Part of the universal production equipment required by SMSC, which includes, among others, immersion scanner, clean tool, chemical mechanical polisher, plasma etching system and wafer defect inspection system, can be

LETTER FROM THE BOARD

acquired from Group A. Given the set-up production capacity of SMSC, an aggregate value of approximately US$316 million production equipment may be transferred from Group A to SMSC in 2019 to meet the demand of production equipment of SMSC and  improve the overall equipment utilisation of the Group. The Company considers that to transfer equipment between Group A and SMSC will  provide  an  alternative of satisfying such development plan with certain degree of flexibility, improve the efficiency of equipment utilisation of the Group, better consolidate  the resources of the Group and improve the transaction efficiency of the Group. After considering the production capacity plan and the corresponding increasing demand of production equipment procurement of SMSC, the Company considers the Framework Agreement Annual Caps for Type IV CCT fair and reasonable.

5.

With regards to Type V CCT, the Framework Agreement Annual Caps for each year ending 31 December 2018 and 2019 are US$100 million and US$300 million, which are primarily determined based on the estimated technological development of the Group. The historical transaction amounts between Group A and SMSC  with respect to technical authorisation or licensing (including the sharing of research and development costs) were nil in the year ended 31 December 2017 and the nine months ended 30 September 2018. The Company will charge SMSC technical authorisation or licensing fee for the technologies and manufacturing system in relation to 14-nanometer wafer fab with advanced process and such fee may be charged wholly in 2019 or by installments throughout 2018 and 2019. SMSC may engage a qualified valuer (as agreed by Group A and SMSC) to perform a fair value assessment of the fees relating to the Group A’s provision of technical authorisation or licensing to SMSC and the shared research and development costs relating to 14-nanometer technologies. The Framework Agreement Annual Caps for Type V CCT also take into account the pricing for provision of technical authorisation or licensing by the Company in relation to the 28-nanometer technologies. The expenses for research and development of 14- nanometer technologies will be substantially higher than the expenses for research and development of 28-nanometer technologies due to the advanced nature of 14- nanometer technologies and the Framework Agreement Annual Caps for Type V CCT are determined by reference to the total planned research and development expenditure of the Company. It is expected that the amount of technical authorisation or licensing (including the sharing of research and development costs) would totalled to approximately US$300 million for the years ending 31 December 2018 and 2019.

6.

With regards to Type VI CCT, the Framework Agreement Annual Caps for each year ending 31 December 2018 and 2019 are US$500 million. Such Framework Agreement Annual Caps are split into (i) US$495 million for the maximum  amount of the financial liabilities of SMSC in respect of which guarantee can be provided by the Company or its subsidiaries (the ‘‘Balance Cap’’); and (ii) US$5 million for the fee payable by SMSC in consideration for such guarantee (the ‘‘Guarantee Fee Cap’’):

a.

the Balance Cap of US$495 million is primarily determined based on the financing needs of SMSC for the years ending 31 December 2018 and 2019. It is expected that the SMSC investment will need to be funded by (i) internal cash flow and debt financing of SMSC, and (ii) the expected principal of external borrowings of SMSC. It is expected that the principal of external borrowing to be incurred by SMSC for the two years ending 31 December 2018 and 2019 will amount to approximately US$500 million. Such amount is determined by reference to the possible funding needs before the scheduled capital contribution is received by SMSC by the end of 2018 as set out in the Company’s announcement dated 30 January

LETTER FROM THE BOARD

2018. The  Company  expects that provision of guarantee by the Company will be required for such borrowings. Taking into consideration of the above factors, the Company further considers that it is fair and reasonable to set up a Balance Cap of US$495 million for the years ending 31 December 2018 and 2019.

b.

the Guarantee Fee Cap of US$5 million for each year during the two years ending 31 December 2018 and 2019 is determined based on the Balance Cap of US$495 million and a guarantee fee charge rate up  to 1%. Such charge  rate was determined based on the fee quotes provided by independent third parties commercial banks. After considering the maximum amount of guarantee which may be required by SMSC and the fee quotes from independent third parties commercial banks, the Company considers the Guarantee Fee Cap fair and reasonable for the years ending 31 December  2018 and 2019.

REASONS FOR AND BENEFITS OF THE FRAMEWORK AGREEMENT

The Company considers that the entry into the Framework Agreement and the transactions contemplated thereunder will enable the Company to utilise an effective and complete wafer production to meet its needs.

SMSC operates a 12-inch wafer fab with advanced process capability. As the market demand for advanced process continues to surge, the Company will allocate some of its advanced node manufacturing to SMSC to ensure future wafer production needs of the Company are met.

The business partnership between the Company and SMSC will help to eliminate some duplicated efforts in introducing and manufacturing advanced nodes for IC design houses, thereby reducing the time to market and some overhead expenses for both parties. With the expansion of its capacity and continuous innovation, the Company believes that it will be able to enhance its position in the industry and benefit from the increase in its economies of scale.

The Directors (including the independent non-executive Directors) are of the view that it is in the best interests of the Company and the Shareholders as a whole to enter into the Framework Agreement and the transactions contemplated thereunder, the terms of the Framework Agreement including the proposed annual caps are fair and reasonable, and the entering into of  the Framework Agreement and the transactions contemplated thereunder  are on normal commercial terms or better, in the ordinary and usual course of  business of  the Group and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As at the Latest Practicable Date, China IC Fund held approximately 15.77% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited. Accordingly, China IC Fund is a connected person of the Company at the issuer level pursuant to the Listing Rules. As at the Latest Practicable Date, the registered capital of SMSC was held as to approximately 54.40% and 24.71% by the Group and China IC Fund, respectively. SMSC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

In relation to the transactions contemplated under the Framework Agreement, as one or more of the applicable percentage ratios in respect of the Framework Agreement Annual Caps for Type IV CCT, Type V CCT and Type VI CCT are 5% or more but less than 25%, the transactions constitute continuing connected transaction subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. As the applicable percentage ratios in respect of each of the Framework Agreement Annual Caps for Type I CCT, Type II CCT and Type III CCT are more than 0.1%

LETTER FROM THE BOARD

but less than 5%, the transactions are subject to the reporting, announcement and annual review requirements but  exempt from  the  Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee comprising Mr. William Tudor Brown, Dr. Chiang Shang-yi, Mr. Cong Jingsheng Jason, Mr Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony, all being the independent non-executive Directors, has been established to advise and provide recommendation to the Independent Shareholders on the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps).

INFORMATION ABOUT THE PARTIES

Information on the Company and SMIC Beijing

The Company is one of the leading foundries in the world and is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. The Company provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, the Company has an international manufacturing and service base. In China, the Company has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture  300mm bumping facility in Jiangyin; additionally, in Italy the Company has a majority- owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a  representative office in Hong Kong. SMIC Holdings, as    a multinational company’s regional headquarters, was formed in 2015 and is a wholly- owned subsidiary of the Company. SMIC Beijing is wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company.

Information on SMSC

SMSC is a Chinese foreign joint venture which carries out the development and establishment of a 300mm fab for advance nodes.

(B)	CENTRALISED FUND MANAGEMENT AGREEMENT

Reference is made to the Company’s announcement dated 13 July 2018 (as supplemented on 19 September 2018) relating to the Company and its subsidiaries, SMIC Beijing and SMSC’s entering into of the Centralised Fund Management Agreement in relation to: (i) the Company procuring its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Company’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMSC and its Controlled Subsidiaries participating in the Company’s centralised fund management system, which  will be managed by SMIC Beijing in accordance with the relevant PRC laws  and regulations.

LETTER FROM THE BOARD

Date:	1 June 2017

Effective period:

Effective from 1 June 2017 or the date when all the necessary approvals required under the applicable law, the articles of association of the parties and the requirements of the Stock Exchange and the New York Stock Exchange, Inc. are obtained, whichever is later, and ending on 31 December 2020.

Parties:	(i) the Company;

(ii) SMIC Beijing, a wholly-owned subsidiary of the Company; and

(iii) SMSC, a subsidiary of the Company.

Principal Terms of the Centralised Fund Management Agreement

The Centralised Fund Management Agreement CCT will include the following:

1.	Internal Deposit Services

SMIC Beijing will provide deposit services and pay interest to SMSC.

2.	Collection and Payment Services and Foreign Exchange Services

SMIC Beijing will serve as the platform for centralised collection and payment activities and foreign exchange activities within the Group. SMSC may carry out such activities by itself or through SMIC Beijing. By providing foreign exchange services, SMIC Beijing will convert funds deposited with it by SMSC into different currency with a third- party bank or financial institution. As SMIC Beijing will be able to convert the centralised funds deposited with it by the Group, it will be able to benefit from a more favourable exchange rate offered by the third-party bank or financial institution based on the larger amount of funds to be converted and the stronger bargaining power.

3.	Internal Loan Services

SMIC Beijing will provide internal loan services to SMSC in accordance with PRC laws, regulations and policies.

4.	Provision of Letter of Credit Services

Letter of Credit Services will be utilised as a settlement instrument through which the Company will utilise its credit facilities to provide letter(s) of credit for SMSC to facilitate the purchase of equipment in accordance with PRC laws, regulations and policies.

5.	Other Financial Services

SMIC Beijing will provide other financial services to SMSC in accordance with PRC laws, regulations and policies.

LETTER FROM THE BOARD

Pricing

The price of the services provided by SMIC Beijing to SMSC contemplated under the Centralised Fund Management Agreement will be fair in the context of connected transactions and determined according to the market principle on an arm’s length basis, and will be subject to compliance with regulatory requirements of the Stock Exchange and relevant requirements for connected transactions that are applicable to the parties.

Under the Group’s existing centralised fund management system, SMIC Beijing collectively procures certain fund management services from third-party banks or financial institutions (banks or financial institutions qualified to provide financial services to the Group that do not hold any shares of the entities within the  Group  and  whose  shares are not owned by any entities within the Group, such as Industrial and Commercial Bank of China Limited and Bank of China Limited in the PRC). SMIC Beijing will charge its subsidiaries with reference to terms offered by third-party banks or financial institutions for such fund management services.

1.Internal Deposit Services

The terms (including interest rates) in respect of the Internal Deposit Services provided by SMIC Beijing to SMSC will be on normal commercial terms or better, in the ordinary   and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations, including but not limited to the Notice regarding the Administrative Regulations on the Centralised Foreign Exchange Fund Management for Multinational Corporations issued by the State Administration of Foreign Exchange (Huifa [2015] No. 36); the Notice regarding the Implementing Regulations on the Centralised Foreign Exchange Fund Management for Multinational Corporations in Beijing issued by the Beijing office of the State Administration of Foreign Exchange (Jinghui [2015] No 231); and the Notice on Further Facilitating Multinational Enterprise Groups in Operation of the Cross-Border Bilateral RMB Cash Pooling Business issued by the People’s Bank of China (‘‘PBOC’’) (Yinfa [2015] No. 279) (the ‘‘Relevant PRC Laws and Regulations’’). The interest rate applicable to SMSC’s deposits with SMIC Beijing will be determined based on arm’s length negotiations by the parties. SMSC will obtain two or more written quotes from third-party commercial banks in the PRC for providing deposit services of the same type during the same period to SMSC. The interest rate for SMSC’s deposits with SMIC Beijing will be the same as or lower than lowest of the quoted interest rates. The  PBOC  publishes benchmark interest  rates for RMB deposits from time to time which serve as a guidance price for reference only for the commercial banks in  the PRC. The Company understands that when determining   the interest rates quoted to SMSC, the third-party commercial banks will refer  to  such PBOC benchmark interest rate for RMB deposits of a similar type and make adjustment based on the bank’s credit assessment of SMSC.

2.	Collection and Payment Services and Foreign Exchange Services

The terms (including fees charged by SMIC Beijing and exchange rates) in respect of the Collection and Payment Services and Foreign Exchange Services provided by SMIC Beijing to SMSC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders    as a whole, subject to the Relevant PRC Laws and Regulations. The fees charged by SMIC Beijing to SMSC for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SMSC as described

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above. In particular, SMIC Beijing will make reference to the quotes offered by independent third-party commercial banks or financial institutions which take into account the specific market conditions and other specific considerations such as the credit of the customers and the size of the transaction.

3.	Internal Loan Services

The terms (including interest rates) in respect of the  Internal Loan  Services provided by SMIC Beijing to SMSC will be on normal commercial terms or better, in the ordinary   and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The interest rate applicable to loans granted to SMSC by SMIC Beijing will be based on arm’s length negotiation by the parties. SMSC will obtain two or more written quotes from third-party commercial banks in the PRC for providing loan services of the same type during the same period to SMSC. The interest rate for SMSC’s loans with SMIC Beijing will be the same as or higher than the highest of the quoted interest rates. The PBOC publishes benchmark interest rates for RMB loans from time to time which serve as a guidance price for reference only for the commercial banks in the PRC. The Company understands that when  determining the interest rates quoted to SMSC, the third-party commercial banks will refer  to such PBOC benchmark interest rate for RMB loan of a similar type and make adjustment based on the bank’s credit assessment of SMSC.

4.	Provision of Letter of Credit Services

The terms (including fees charged by the Company) in respect of the Provision of Letter of Credit Services provided by the Company to SMSC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and  in  the interests of the Company and the Shareholders as a whole, subject to the Relevant PRC  Laws and Regulations. The fees charged by the Company to SMSC for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged  to SMIC Beijing by other third-party commercial banks or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and then use the fees charged to it to determine fees to   be charged to SMSC as described above. In particular, third-party commercial banks or financial institutions will charge SMIC Beijing an issuance fee according to the key terms of the credit facility, which is subject to the issuer’s credit and financial profile. The final fee charged to SMSC will be determined by the face amount of letter of credit multiplied with the issuance fee rate and the time length of the letter.

5.	Other Financial Services

The terms (including fees charged by SMIC Beijing) in respect of Other Financial Services provided by SMIC Beijing to SMSC will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of  the Company and the Shareholders as a whole, subject to the Relevant PRC Laws and Regulations. The fees charged by SMIC Beijing to SMSC for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and then use the fees charged to it to determine fees to be charged to SMSC as described above.

Internal Control Measures

LETTER FROM THE BOARD

For internal control measures adopted by the Company in respect of the Centralised Fund Management Agreement CCT, please refer to the sub-section headed  ‘‘Internal  Control Measures’’ on page 17 of this circular.

Payment

The consideration for the transactions contemplated under the Centralised Fund Management Agreement will be paid in accordance with the  separate agreements entered into between SMIC Beijing and SMSC, the terms of which will be on normal commercial terms or better.

Termination

SMSC may terminate the Centralised Fund Management Agreement by three months’ prior written notice to the Company. Two months before the expiry date of the Centralised Fund Management Agreement, the parties will negotiate whether to renew or terminate the Centralised Fund Management Agreement.

Other Terms

The terms of the Centralised Fund Management Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

SMSC’s participation in the centralised fund management system of the Company does not alter its existing rights to its own funds. The rights to own, use, approve and benefit from SMSC’s funds remains with SMSC.

THE CENTRALISED FUND MANAGEMENT AGREEMENT ANNUAL CAPS AND BASIS OF DETERMINATION

Historical Transaction Amounts

The historical transaction amounts among the Company, SMIC Beijing and SMSC for the transactions contemplated under the Centralised Fund Management Agreement in the year ended 31 December 2017 and the nine months ended 30 September 2018 are as follows:

Nature of Centralised Fund Management Agreement CCT	Transactions For the Year Ended 31 December 2017(1)(2)	From 1 January 2018 to 30 September 2018(4)
	(US$ million)	(US$ million)
Internal Deposit Services	53	979
Collection and Payment Services and Foreign Exchange Services	—	—
Internal Loan Services	0(3)	—
Provision of Letter of Credit Services	—	—
Other Financial Services	—	—

Notes:

(1)	Representing the amounts of all transactions among the Company, SMIC Beijing and SMSC for the year ended 31 December 2017.

LETTER FROM THE BOARD

(2)	Audited.

(3)	The transaction amount was RMB400.02.

(4)	Unaudited.

Centralised Fund Management Agreement Annual Caps

Nature of Centralised Fund Management Agreement CCT	For the year ending 31 December

	2018	2019	2020
	US$ million	US$ million	US$ million
	(or other	(or other	(or other
	currencies in	currencies in	currencies in
	equivalent	equivalent	equivalent
	amount)	amount)	amount)

Internal Deposit Services (representing the maximum daily outstanding balance, including accrued interests placed by SMSC with SMIC Beijing)	2,000	2,000	2,000

Collection and Payment Services and Foreign Exchange Services (representing the maximum daily transaction amount for collection and payment services and foreign exchange services provided by SMIC Beijing to SMSC)	2,000	2,000	2,000

Internal Loan Services (representing the maximum balance of internal loans provided by SMSC Beijing to SMSC per calendar year)	2,000	2,000	2,000

Provision of Letter of Credit Services (representing the maximum total amount of the letter(s) of credit issued on SMSC’s behalf per calendar year)	2,000	2,000	2,000

Other Financial Services (representing the maximum fees charged by SMIC Beijing for providing the Other Financial Services to SMSC per calendar year)	50	50	50

The Centralised Fund Management Agreement Annual Caps are determined based on the assumptions and factors as explained below:

1.	Internal Deposit Services

(a)	the expected increase of SMSC and the Group’s respective total assets over the effective period of the Centralised Fund Management Agreement; and

LETTER FROM THE BOARD

(b)	the operating cash flow and financial needs of each of SMSC and the Group in respect of its capital expenditure.

2.	Collection and Payment Services and Foreign Exchange Services

(a)	the practical needs of SMSC and the Group’s respective future business; and

(b)	the future development plan of each of SMSC and the Group.

3.	Internal Loan Services

(a)	the capital expenditure required for future capital expenditure of each of SMSC and the Group; and

(b)	the operating cash flow and financial needs of each of SMSC and the Group in respect of its future capital expenditure.

4.	Provision of Letter of Credit Services

(a)	the capital expenditure required for future capital expenditure of each of SMSC and the Group; and

(b)	the expected increase of SMSC’s and the Group’s respective total assets over the effective period of the Centralised Fund Management Agreement.

5.	Other Financial Services

(a)	the practical needs of SMSC’s and the Group’s respective future business; and

(b)	the future development plan of each of SMSC and the Group.

The Centralised Fund Management Agreement Annual Caps for each type of Centralised Fund Management Agreement  CCT  are  determined  based  on  SMSC’s planned capital expenditures for the three years from 2018 to  2020 totalling more than  US$3 billion according to the investment schedule in respect of SMSC. Reference is also made to the Company’s announcement dated 30 January 2018 in relation to capital contribution into SMSC.

As the investment schedule towards SMSC will be adjusted according to the changing market conditions and financial conditions of the Group,  the  Centralised  Fund Management Agreement Annual Caps are set based on the aggregate three-year capital expenditure plans to maintain flexibility for the Group to expedite or slow down performance of its planned capital expenditures. As cash investment will be made towards SMSC to meet its planned capital expenditure and SMSC will be able to utilise the Internal Deposit Services, Collection and Payment Services and Foreign Exchange Services for such investment, the Centralised Fund Management Agreement Annual Caps  for  Internal  Deposit Services and Collection and Payment Services and Foreign Exchange Services are set based on the aggregate three-year capital expenditure plans of SMSC. By the end of  2018, SMSC is expected to receive capital contribution, being 60% of its registered capital  of US$3.5 billion amounting to approximately US$2 billion, and all such sum would be deposited by SMSC with SMIC Beijing. As such, capital contribution being the Centralised Fund Management Agreement Annual Caps for Internal Deposit Services are set at US$2 billion. The expected capital expenditure of over US$3

LETTER FROM THE BOARD

billion for the three years from 2018 to 2020 has taken into account unforeseen factors, including but not limited to, (i) the investment schedule of SMSC which is dependent on the investment plans of other projects,(ii) the capital contribution from shareholders which is subject to their internal approval procedures and necessary external approval procedures, and (iii) the progress of research  and development which directly influences the ramp-up progress of SMSC. In addition, though around half of the capital contribution of SMSC is denominated in RMB,  a substantial part of the SMSC’s capital expenditure will be denominated in US$, Japanese Yen and Euro. Thus settlement and foreign exchange services will be needed. In addition, due to the control of foreign currency risk exposure, SMSC may need to convert the funding of capital expenditure into various currencies (which may be further converted into other currencies, if necessary). As such, the Centralised Fund Management Agreement Annual Caps for Collection and Payment Services and Foreign Exchange Services are set at US$2 billion, which correspond with SMSC’s expected capital expenditure amount denominated  in the foreign currencies of US$, Japanese Yen and Euro. As at the Latest Practicable Date, SMSC has received approximately US$1 billion of capital contribution, being 30% of its registered capital of US$3.5 billion. Though a substantial  portion of  capital  expenditure will be spent in 2019 and 2020, some suppliers of SMSC will request for purchase orders to be placed and down payments to be made in advance prior to the production of equipment and tools and SMSC may require loan services from the Group in 2018 in order to settle   such payment requests. Furthermore, to improve earnings from cash deposit, capital contribution from shareholders will be deposited as fixed deposit. SMSC will incur loss of interests if the fixed deposits were withdrawn before the due date. Therefore, although SMSC has received capital contribution from shareholders, it still requires loans from the Group. As such, the Centralised Fund Management Agreement Annual Caps for Internal Loan Services are set at US$2 billion, which represent the difference between the total capital expenditure of US$3 billion for the three years from 2018 to 2020 and the approximate US$1 billion of capital contribution SMSC has received. It is  expected that over 80% of the three-year capital expenditure plan of SMSC, which will be over US$2 billion, will be used to purchase equipment and tools. The Group will utilise its credit facilities to provide letter(s) of credit for SMSC to facilitate the purchase of equipment, whether or not SMSC finances the required capital expenditures internally or externally.  This will enable SMSC to take advantage of the high credibility of the Group. As majority   of SMSC’s planned capital expenditures will be used to purchase equipment through Provision of Letter of Credit Services, the Centralised Fund Management  Agreement Annual Caps for Provision of Letter of Credit Services are also set with reference to the aggregate   three-year   capital    expenditure   plans    of    SMSC.    The    Centralised  Fund Management Agreement Annual Caps for Other Financial Services are set at 2.5% of the other annual caps to reflect the expected financial expenses in SMSC’s future capital expenditure.

REASONS FOR AND BENEFITS OF THE CENTRALISED FUND MANAGEMENT AGREEMENT

The Company considers that the entry into of the Centralised Fund Management Agreement and the transactions contemplated thereunder will have the following benefits:

1.	Open up the domestic and foreign funding channels of the Group;

2.	Reduce the Group’s overall debt levels and increase efficient fund usage;

3.	Reduce the Group’s interest expense; and

4.	Obtain favourable exchange rate for the Group.

SMSC operates a 12-inch wafer fab with advanced process capability. As the market demand for advanced process continues to surge, the Company will allocate some of its advanced node manufacturing to SMSC to ensure future wafer production needs of the Company are met.

LETTER FROM THE BOARD

The business partnership between the Company and SMSC will help to eliminate some duplicated efforts in introducing and manufacturing advanced nodes for IC design houses, thereby reducing the time to market and some overhead expenses for both parties. With the expansion of its capacity and continuous innovation, the Company believes that it will be able to enhance its position in the industry and benefit from the increase in its economies of scale.

The Directors (including the independent non-executive Directors) are of the view that it is in the best interests of the Company and the Shareholders as a whole to enter into the Centralised Fund Management Agreement and the  transactions contemplated thereunder,  the terms of the Centralised Fund Management Agreement including the proposed annual caps are fair and reasonable, and the entering into of the Centralised Fund Management Agreement and the transactions contemplated thereunder are on normal commercial terms   or better, in the ordinary and usual course of business of the Group and in the interests of  the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As at the Latest Practicable Date, China IC Fund held approximately 15.77% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited. Accordingly, China IC Fund is a connected person of the Company at the issuer level pursuant to the Listing Rules. As at the Latest Practicable Date, the registered capital of SMSC was held as to approximately 54.40% and 24.71% by the Group and China IC Fund, respectively. SMSC is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

In relation to the transactions contemplated under the Centralised Fund Management Agreement, as one or more of  the applicable percentage ratios (other than the profit ratio)   in respect of each of the Centralised Fund Management Agreement Annual Caps (other    than the annual caps for Other Financial Services) exceeds 5%, the transactions constitute continuing connected transactions subject to the reporting, announcement and the Independent Shareholders’ approval requirements under Chapter  14A  of  the  Listing  Rules. As one or more of the applicable percentage ratios (other than the profit ratio) in respect of the annual caps for Other Financial Services are more than 0.1% but  less than  5%, the transaction is subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee comprising Mr. William Tudor Brown, Dr. Chiang Shang-yi, Mr. Cong Jingsheng Jason, Mr. Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony, all being the independent non-executive Directors, has been established to advise and provide recommendation to the Independent Shareholders on the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management Agreement Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management Agreement Annual Caps).

LETTER FROM THE BOARD

INFORMATION ABOUT THE PARTIES

Please refer to sub-section headed ‘‘Information About the Parties’’ on page 26 of this circular.

(C)	PROPOSED GRANT OF RESTRICTED SHARE UNITS TO A FORMER INDEPENDENT NON-EXECUTIVE DIRECTOR, A NON-EXECUTIVE DIRECTOR AND AN INDEPENDENT NON-EXECUTIVE DIRECTOR

Reference is made to the Company’s announcement dated 23 May 2018 pursuant to which it was resolved at a meeting held on 7 February 2018 to grant 337,500 Restricted Share Units under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Reference is also made to the Company’s announcement dated 22  June 2018 in relation to, among others, the retirement of Mr. Tan.

Pursuant to the 2014 Equity Incentive Plan, the Compensation Committee is entrusted full power and authority to determine the terms and conditions of  the annual additional  grant of share options and Restricted Share Units (the ‘‘Annual Additional Grant’’). Under the 2014 Equity Incentive Plan, the Annual Additional Grant shall vest upon the Annual Additional Grant holder’s continued service with or to the Company. If an  Annual Additional Grant holder resigns before the vesting of the Annual Additional Grant granted under the 2014 Equity Incentive Plan, the unvested Annual Additional Grant will be subject to forfeiture and no apportionment will be applied. As such, the Annual Additional Grant  will only be available for those Directors who remain in office as at 31 December of the relevant year and as at the date of the relevant proposed grant. The grant of 125,000 Restricted Share Units to Mr. Tan was resolved by the Compensation Committee at  a meeting held on 7 February 2018. Reference is made to the Company’s circular dated 21 May 2018 pursuant to which it was disclosed that Mr. Tan would not offer himself for re-election as a Director. As a result of Mr. Tan’s retirement on 22 June 2018 : (1) 62,500 Restricted Share Units in recognition for Mr. Tan’s service for the year ending 31 December 2018, which were intended to vest on 1 January 2019, have been forfeited in full on 22 June 2018, and (2) 62,500 Restricted Share Units in recognition for Mr. Tan’s service for the year ended 31 December 2017, which were intended to vest immediately on 7 February 2018, are granted to Mr. Tan subject to the Independent Shareholders’ approval.

Accordingly, subject to the Independent Shareholders’ approval at the EGM, 275,000 Restricted Share Units are to be granted, among which, (i) 62,500 Restricted Share Units, 62,500 Restricted Share Units and 25,000 Restricted Share Units will be  granted to  Mr.  Tan, Dr. Chen and Mr. Brown, respectively, in  recognition for their service in the year  ended 31 December 2017 and it is intended that such Restricted Share Units will vest immediately upon their grant, and (ii) 62,500 Restricted Share Units and 62,500 Restricted Share Units will be granted to Dr. Chen and Mr. Brown, respectively, in  recognition for  their service in the year ending 31 December 2018 and it is intended that such Restricted Share Units will vest on 1 January 2019. Each of the Restricted Share Units to be granted to Mr. Tan, Dr. Chen and Mr. Brown represents the right to receive a  Share on the date it  vests.

In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Shares to be issued pursuant thereto).

LETTER FROM THE BOARD

As at the Latest Practicable Date, Mr. Tan holds 177,939 Shares and is interested in 653,926 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and the 2014 Stock Option Plan and is interested in 62,500 Restricted Share Units granted to him by the Company pursuant to the 2014 Equity Incentive Plan, representing in aggregate approximately 0.0166% of the total issued share capital of the  Company. Dr.  Chen is interested in 602,187 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and the 2014 Stock Option Plan and is interested in 287,656 Restricted Share Units granted to him by the Company pursuant to the 2014  Equity  Incentive Plan, representing in aggregate approximately 0.0166% of the total issued share capital of the Company. Mr. Brown is interested in 87,500 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and the 2014 Stock Option Plan and is interested in 87,500 Restricted Share Units granted to him by the Company pursuant to the 2014 Equity Incentive Plan, representing in aggregate approximately 0.0033% of the  total issued share capital of the Company.

Subject to the Independent Shareholders’ approval of the Proposed RSU Grants at the EGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the EGM, the maximum number of Shares that may be issued to  Mr.  Tan, Dr. Chen and Mr. Brown in accordance with and subject to the terms of the 2014  Equity Incentive Plan would be 62,500, 125,000 and 87,500 respectively, representing approximately 0.0012%, 0.0025% and 0.0017% respectively of the total issued share capital of the Company as at the Latest Practicable Date and 0.0012%, 0.0025% and 0.0017% respectively of the enlarged total issued share capital of the Company. The total interests of Mr. Tan, Dr. Chen and Mr. Brown in the underlying shares of the Company under the 2004 Stock Option Plan, 2014 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.0177%, 0.0176% and 0.0035%, respectively of the total issued share capital of the Company as at the Latest Practicable Date and 0.0177%, 0.0176% and 0.0035% of the enlarged total issued share capital of the Company.

Based on the closing price of HK$6.9 per Share as quoted on the  Stock Exchange on  the Latest Practicable Date, the market value of the Restricted Share Units under the Proposed RSU Grants amounts to approximately HK$1,897,500.

REASONS FOR AND BENEFITS OF THE PROPOSED RSU GRANTS

The Proposed RSU Grants are part of the Company’s remuneration system,  the  purpose of which is to closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the Directors.

The Proposed RSU Grants aim to provide sufficient incentives to attract, retain and motivate Dr. Chen and Mr. Brown to participate in the continuing operation and long-term development of the Company and to recognise Dr. Chen and Mr. Brown’s contributions to the growth of the Company. Dr. Chen serves as the chairman of the strategic advisory committee, which is responsible for (i) evaluating and considering any strategic alternative, (ii) contributing and participating in discussions with potential strategic partners with  respect to any strategic alternative, and (iii) making recommendations to the Board and the management of the Company with respect to any strategic alternative, with such strategic alternative essential to the Group’s business development. Mr. Brown serves  as  the chairman of the compensation committee and is a member of the audit committee, the nomination committee and the strategic advisory committee.

LETTER FROM THE BOARD

The Proposed RSU Grants also aim to recognise Mr. Tan’s past contributions to the Group. Before his retirement as an independent non-executive Director, Mr. Tan was the chairman of the audit committee and a member of the compensation committee, the nomination committee and the strategic advisory committee. Reference is made to the announcement of the Company dated 22 June 2018 in relation to the retirement of Mr. Tan. As the Proposed RSU Grants to Mr. Tan was made in recognition of his contribution for the year ended 31 December 2017 to the Company as an independent non-executive  Director, Mr. Tan remains entitled to the Proposed RSU Grants subject to shareholder approval.

Furthermore, there will not be substantial cash outflow by the Company under the Proposed RSU Grants. In this regard, the Directors (excluding Dr. Chen and Mr. Brown, who have reserved their view on the Proposed RSU Grants to themselves) consider that the terms of the Proposed RSU Grants are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Based on Dr. Chen and Mr. Brown’s contributions to the Company in the years 2017 and 2018 and Mr. Tan’s past contributions to the Company in the year ended 31 December 2017, the Compensation Committee (excluding Mr. Brown, who has reserved his view on the Proposed RSU Grants to himself) is also of the view that the terms of the Proposed RSU Grants to Mr. Tan, Dr. Chen and Mr. Brown are fair and reasonable, on normal commercial terms or better and in the interest of the Company and the Shareholders as a whole.

Reference is made to the circulars of the Company dated 7 June 2016 and 18 November 2016 respectively, relating to its revised Board policy (the ‘‘Revised Board Policy’’) which was resolved at a Board meeting on 12 May 2016, pursuant to which the details of  the Annual Additional Grant to existing Directors at the time of the Annual Additional Grant  and the method of calculation of the grant of Restricted Share Units to eligible Directors    are set out. The Annual Additional Grant to the existing non-executive Directors (including the independent non-executive Directors) is considered and approved annually at a meeting and will only be available for those Directors who remain in office as at 31 December of the relevant year and as at  the date of  the relevant proposed grant. The Annual Additional  Grant is fixed in accordance with a percentage of 25% of a fixed sum, being the most recent on-board grant prior to the Revised Board Policy which was made to an independent non- executive Director. The amounts of the Proposed RSU Grants have been calculated using   the relevant methods of calculation set out above and then divided by 10 to reflect the Company’s 10-to-1 share consolidation, which became effective on 7 December 2016, after the implementation of the Revised Board Policy.

(i)	Basis for determining the number of Restricted Share Units to be granted to Mr. Tan:

Annual Additional Grant (50% share options and 50% Restricted Share Units)	=	25%(1) x 5,000,000(2) 710(3) = 125,000(4)

As the Annual Additional Grant comprises a combination of 50% share options and  50% Restricted Share Units, the Proposed RSU Grants applicable to Mr. Tan is 50% of 125,000 shares under the Annual Additional Grant, that is, 62,500 Restricted Share Units granted in recognition of Mr. Tan’s service in the year ended 31 December 2017 which will vest immediately upon their grant.

(ii)	Basis for determining the number of Restricted Share Units to be granted to Dr. Chen:

Annual Additional Grant (50% share options and 50% Restricted Share Units)	=	25%(1) x 5,000,000(2) 710(3) x 2(5) = 250,000

LETTER FROM THE BOARD

As the Annual Additional Grant comprises a combination of 50% share options and  50% Restricted Share Units, the Proposed RSU Grants applicable to Dr. Chen is 50% of 250,000 shares under the Annual Additional Grant, that is, 125,000 Restricted Share Units, of which 62,500 Restricted Share Units granted in recognition of Dr. Chen’s service in the year ended 31 December 2017 will vest immediately upon their grant and 62,500 Restricted Share Units granted in recognition of Dr. Chen’s service in the year ending 31 December 2018 will vest on 1 January 2019.

(iii)	Basis for determining the number of Restricted Share Units to be granted to Mr. Brown:

Annual Additional Grant (50% share options and 50% Restricted Share Units)	=	25%(1)x5,000,000(2)710(3)x(146days/365 days(6) + 365 days/365days(7) = 175,000

As the Annual Additional Grant comprises a combination of 50% share options and  50% Restricted Share Units, the Proposed RSU Grants applicable to Mr. Brown is 50% of 175,000 shares under the Annual Additional Grant, that is,  87,500 Restricted Share Units,  of which 25,000 Restricted Share Units granted in recognition of Mr. Brown’s service in the year ended 31 December 2017 will vest immediately upon their grant and 62,500 Restricted Share Units granted in recognition of Mr. Brown’s service in the year ending 31 December 2018 will vest on 1 January 2019.

Notes:

(1)

One-fourth of the number of  shares set out in footnote (2) below, reflecting the fact that the on- board grant to non-executive Directors is made at the beginning of a four year period and vests in respect of 25% thereof each year over such period while the Annual Additional Grant  will  be  granted on an annual basis at the end of each year and vests immediately.

(2)	Number of shares subject to the most recent on-board grant made to an independent non-executive Director prior to the Revised Board Policy for share incentives for Directors.

(3)

One-tenth, reflecting the fact that the calculation of the entitlement under the Proposed RSU Grants this year differs from the calculation of the entitlements to individual Directors in 2016  in accordance with the Revised Board Policy due to the 10-to-1 share consolidation effected by the Company, which became effective on 7 December 2016.

(4)	For Mr. Tan’s service for the year ended 31 December 2017.

(5)	For Dr. Chen’s service for (i) the year ended 31 December 2017; and (ii) the year ending 31 December 2018.

(6)	For Mr. Brown’s service for the year ended 31 December 2017, covering the period from 8 August 2017 to 31 December 2017, which is 146 days.

(7)	For Mr. Brown’s service for the year ending 31 December 2018.

LETTER FROM THE BOARD

IMPACT ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following table shows the changes in the shareholding structure of the Company as at the Latest Practicable Date and the shareholding structure of the Company immediately upon the completion of the Proposed RSU Grant:

	As at the Latest Practicable Date					Immediately upon the completion of the Proposed RSU Grant
					Percentage of					Percentage of
					total issued					total issued
					share capital of					share capital of
	Number of				the Company	Number of				the Company
Shareholders	Shares	Share Options	Others	Total Interests	(Note 1)	Shares	Share Options	Others	Total Interests	(Note 1)

Directors and Chief Executive Officer (Note 2)

Mr. Tan	177,939	653,926	—	831,865	0.015%	177,939	653,926	62,500	894,365	0.017%
Dr. Chen	—	602,187	162,656	764,843	0.014%	—	602,187	287,656	889,843	0.017%
Mr. Brown	—	87,500	—	87,500	0.002%	—	87,500	87,500	175,000	0.003%
Other Directors and
Chief Executive			3,354,128					3,354,128
Officer	111,186	7,298,399	(Note 3)	10,763,713	0.200%	111,186	7,298,399	(Note 3)	10,763,713	0.200%

Substantial Shareholders and Other Shareholders (Note 4)

			305,297,338					305,297,338
	5,054,680,156	—	(Note 5)	5,359,977,494	99.767%	5,054,680,156	—	(Note 5)	5,359,977,494	99.761%

Total	5,054,969,281	8,704,512	308,814,122	5,372,487,915	100.00%	5,054,969,281	8,704,512	309,151,622	5,372,825,415	100.00%

Notes:

(1)	Based on 5,054,969,281 Shares in issue as at the Latest Practicable Date.

(2)

Inclusive of the interests or short positions of the Directors and the chief executive officer in the Shares, underlying Shares and debentures of the Company or any of its associated  corporation (within the meaning of Part XV of the SFO), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including  interests  or  short  positions which they are taken or deemed to have under such provisions of the  SFO),  and  as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

(3)	Inclusive of the Restricted Share Units granted to all Directors and Chief Executive Officer other than Mr. Tan, Dr. Chen and Mr. Brown pursuant to the 2014 Equity Incentive Plan.

(4)

Inclusive of (i) the interests or short positions of the substantial shareholders (‘‘Substantial Shareholders’’) in the Shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries and (ii) the interests of other Shareholders who are neither Directors or Chief Executive Officer nor Substantial Shareholders.

(5)	Inclusive of the derivatives held by the Substantial Shareholders.

SPECIFIC MANDATE TO ISSUE NEW SHARES

The new Shares to be issued under the Proposed RSU Grants will be issued under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 for the issue of Shares under the 2014 Equity  Incentive Plan. The Listing Committee of the Stock Exchange has previously granted its approval for the listing of, and permission to deal in, Shares to be issued under the 2014 Equity Incentive Plan, subject to the fulfilment of all other conditions of the 2014 Equity Incentive Plan. In the context of the grant of Restricted Share Units and issue of Shares pursuant thereto under

LETTER FROM THE BOARD

the 2014 Equity Incentive Plan to  a  director or  a  former director as a connected person, the requirements under Chapter 14A of the Listing Rules would be required to be satisfied, including the obtaining of the approval of the Independent Shareholders. The total number of such new Shares which may be issued under the 2014 Equity Incentive Plan will not exceed 80,184,428. As at the Latest Practicable Date, 3,101,659 Shares remain issuable under the 2014 Equity Incentive Plan.

IMPLICATIONS UNDER THE LISTING RULES

Mr. Tan is a  former independent non-executive Director of the Company who retired  on 22 June 2018. He will remain a connected person of the Company for a period of 12 months after the date of his resignation. Dr. Chen is a non-executive Director of the Company and Mr. Brown is an independent non-executive Director of the Company. As such, each of Mr. Tan, Dr. Chen and Mr.  Brown is  a  connected person of  the Company. The Proposed RSU Grants (including the allotment and issue of  any  new  Shares thereunder) constitutes connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements.

The Company has established the Independent Board Committee (excluding  Mr.  Brown in respect of the portion of the Proposed RSU Grants relating to himself) to advise  the Independent Shareholders in respect of the Proposed RSU Grants. The Company has appointed Messis Capital Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect  of  the  Proposed RSU Grants.

The letter from the Independent Board Committee to the Independent Shareholders is set out on pages 46 to 47 of this circular. The letter from Messis Capital Limited to the Independent Board Committee and the Independent Shareholders is set out on pages 48  to  99 of this circular.

INFORMATION ABOUT THE COMPANY

Please refer to sub-section headed ‘‘Information on the Company and SMIC Beijing’’  on page 26 of this circular.

(D)	GENERAL INFORMATION

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve, among others, the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps), the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management Agreement Annual Caps) and the Proposed RSU Grants.

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited and its other associates (as defined in the Listing Rules) will abstain from voting on the ordinary resolutions to approve the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps) and the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management Agreement Annual Caps). Apart from Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund, no other Shareholder will be required to abstain from voting on the aforementioned resolutions at the EGM. As at the Latest Practicable Date, Xinxin (Hongkong) Capital Co., Limited was holding 797,054,907 Shares and representing approximately 15.77% of the total issued share capital of the Company.

LETTER FROM THE BOARD

Pursuant to Chapter 14A of the Listing Rules, each of Mr. Tan, Dr. Chen and Mr.  Brown and their associates are required to abstain from voting on the relevant ordinary resolutions to approve the Proposed RSU Grants to Mr. Tan, Dr. Chen and Mr. Brown (as  the case may be). As at the Latest Practicable Date, Mr. Tan was holding 177,939 Shares, representing approximately 0.0035% of the total issued share capital of the Company.

Save as aforementioned, no other Shareholder will be required to abstain from voting  on the resolutions at the EGM.

No Director was considered to have a  material interest in the Framework Agreement   or the Centralised Fund Management Agreement on the date of the Board meeting authorising the Framework Agreement and the Centralised Fund Management Agreement which would have required the Director to abstain from voting at the relevant Board  meeting. Each of Mr. Tan, a former independent non-executive Director of the Company,  Dr. Chen, a non-executive Director of the Company, and Mr. Brown, an independent non- executive Director of the Company, has abstained from voting on any relevant board resolutions in respect of the portion of the Proposed RSU Grants relating to himself.

Your attention is drawn to the general information set out in Appendix I to this circular.

(E)	RECOMMENDATION

The Board, including the independent non-executive Directors (excluding Mr. Brown  in respect of the  portion of  the Proposed RSU Grants relating to himself), considers that  it is in the best interests of the Company and the Shareholders as a whole to enter into the Framework Agreement, the Centralised Fund Management Agreement and approve the Proposed RSU Grants; the terms of the Framework Agreement, the Centralised Fund Management Agreement and the Proposed RSU Grants are fair and reasonable; and the entering into of the Framework Agreement, the Centralised Fund Management Agreement and transactions contemplated thereunder and the implementation of the Proposed RSU Grants are on normal commercial terms or better, in the ordinary and usual course  of business of the Group and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Independent Board Committee (excluding Mr. Brown in respect of the portion of the Proposed RSU Grants relating to himself) recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Framework Agreement (including the Framework Agreement CCT and the Framework Agreement Annual Caps), the Centralised Fund Management Agreement (including the Centralised Fund Management Agreement CCT and the Centralised Fund Management Agreement Annual Caps) and the Proposed RSU Grants.

(F)	EXTRAORDINARY GENERAL MEETING

The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, there is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; and (ii) no obligation or entitlement of any Shareholder as at the Latest Practicable Date, whereby it/he has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its/his Shares to a third party, either generally or on a case-by-case basis.

LETTER FROM THE BOARD

A form of proxy for the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the EGM. The completion of a form of proxy will not preclude you from attending and voting at the EGM in person.

For determining the entitlement to attend and vote at the EGM, the register  of  members of the Company will be closed from 2 November 2018 to 7 November 2018 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at the EGM, all properly completed transfer forms, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 1 November 2018. All persons who are registered holders of the Shares on 7 November 2018, the record date for the EGM, will be entitled to  attend and  vote at the EGM.

By Order of the Board

Semiconductor Manufacturing International Corporation Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 22 October 2018

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below is the text of the  letter of  recommendation, prepared for incorporation in  this circular, from the Independent Board Committee to the Independent Shareholders.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

22 October 2018

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO FRAMEWORK AGREEMENT

AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO CENTRALISED FUND MANAGEMENT AGREEMENT

AND

CONNECTED TRANSACTION IN RELATION TO PROPOSED GRANT OF RESTRICTED SHARE UNITS TO A FORMER INDEPENDENT NON-EXECUTIVE DIRECTOR, A NON-EXECUTIVE DIRECTOR AND AN INDEPENDENT NON- EXECUTIVE DIRECTOR

We refer to the circular dated 22 October 2018 (the ‘‘Circular’’) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

We (excluding Mr. Brown in respect of the portion of the Proposed RSU  Grants relating to himself) have been appointed by the Board to advise the Independent Shareholders as to whether the  terms  of  the  Framework  Agreement,  the  Centralised  Fund Management Agreement and the Proposed RSU Grants are fair and reasonable, and whether the entering into of the Framework Agreement, the Centralised Fund Management Agreement and the implementation of the Proposed RSU Grants are on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of Messis Capital Limited.

*	For identification purpose only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Messis Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether  the terms of the Framework Agreement, the Centralised Fund Management Agreement and the Proposed RSU Grants are fair and reasonable, and whether the entering into of Framework Agreement, the Centralised Fund Management Agreement and the implementation of  the Proposed RSU  Grants are on  normal commercial terms or  better,   in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote on the relevant resolutions. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out on pages  48 to 99 of the Circular.

We (excluding Mr. Brown in respect of the portion of the Proposed RSU  Grants relating to himself), having taken into account the advice of Messis Capital Limited,  consider that the terms of the Framework Agreement, the Centralised Fund Management Agreement and the Proposed RSU Grants are fair and reasonable, and the entering into of  the Framework Agreement, the Centralised Fund Management Agreement and the implementation of  the Proposed RSU Grants are on  normal commercial terms or  better,    in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of all the ordinary resolutions to be proposed at the EGM. Your attention is also drawn to the letter from the Board set out on pages 6 to 45 of the Circular and the additional information set out in the Appendix I to the Circular.

Yours faithfully,
Independent Board Committee
William Tudor Brown,
Chiang Shang-yi, Cong Jingsheng Jason, Lau
Lawrence Juen-Yee, Fan Ren Da Anthony
Independent non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of the letter from the Independent Financial Adviser which  sets out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

22 October 2018

The Independent Board Committee and the Independent Shareholders of Semiconductor Manufacturing International Corporation

Dear Sir/Madam,

(1)	CONTINUING CONNECTED TRANSACTIONS IN RELATION TO CENTRALISED FUND MANAGEMENT AGREEMENT;
(2)	CONTINUING CONNECTED TRANSACTIONS IN RELATION TO FRAMEWORK AGREEMENT; AND
(3)	CONNECTED TRANSACTION IN RELATION TO PROPOSED GRANT OF RESTRICTED SHARE UNITS TO A FORMER INDEPENDENT

NON-EXECUTIVE DIRECTOR, A NON-EXECUTIVE DIRECTOR AND AN INDEPENDENT NON-EXECUTIVE DIRECTOR

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to (i) the Centralised Fund Management Agreement; (ii) the Framework Agreement; and (iii) the Proposed RSU Grants, details of which are set out in the letter from the Board (the ‘‘Letter from the Board’’) contained in the circular of the Company dated 22 October 2018 issued to the Shareholders (the ‘‘Circular’’), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular, unless otherwise specified.

Reference is made to the Company’s announcement dated 13 July 2018 (as supplemented by the Company’s announcement on 19 September 2018), that on 1  June  2017, the Company and its subsidiaries, SMIC Beijing and SMSC entered into the Centralised Fund Management Agreement, pursuant to which: (i) the  Company  will  procure its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Company’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMSC and its Controlled Subsidiaries will participate in the Company’s centralised fund management system, which will be managed by SMIC Beijing in accordance with the relevant PRC laws and regulations. The Centralised Fund Management Agreement is with a term commenced on 1 June 2017 and ending on 31 December 2020. In addition, on 11 June 2018, the Company and its subsidiaries, and SMSC entered into the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee. The Framework Agreement is with a term commenced on 26 April 2018 and ending on 31 December 2019.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Centralised Fund Management Agreement and the Framework Agreement were entered into by the parties at a time when SMSC was not a connected person. Due to the completion of the Contribution by China IC Fund (which indirectly holds approximately 15.77% equity interest in the Company as at the Latest Practicable Date and is therefore a connected person of the Company at the issuer level) in approximately 24.71% equity interest in SMSC as disclosed in the Company’s announcement dated 30 January 2018, SMSC has therefore become a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules, and is thus a connected person of the Company. The  Centralised Fund Management Agreement and the Framework Agreement are therefore, subject to the requirements under Chapter 14A of the Listing Rules.

In relation to the transactions contemplated under the Centralised Fund Management Agreement, as one or more of  the applicable percentage ratios (other than the profit ratio)   in respect of each of the Centralised Fund Management Agreement Annual Caps (other    than the annual caps for Other Financial Services) exceeds 5%, the transactions constitute continuing connected transactions subject to the reporting, announcement and the Independent Shareholders’ approval requirements under Chapter  14A  of  the  Listing  Rules. As one or more of the applicable percentage ratios (other than the profit ratio) in respect of the annual caps for Other Financial Services are more than 0.1% but  less than  5%, the transaction is subject to the reporting, announcement and annual review requirements but exempt from  the  Independent  Shareholders’  approval  requirement  under Chapter 14A of the Listing Rules.

In relation to the transactions contemplated under the Framework Agreement, as one or more of the applicable percentage ratios in respect of the Framework Agreement Annual Caps for Type IV CCT, Type V CCT and Type VI CCT are 5% or more but less than 25%, the transactions constitute continuing connected transaction subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. As the applicable percentage ratios in respect of each of the Framework Agreement Annual Caps for Type I CCT, Type II CCT and Type III CCT are more than 0.1% but less than 5%, the transactions are subject to the reporting, announcement and annual review requirements but  exempt from  the  Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Reference is also made to the Company’s announcement dated 23 May 2018 pursuant  to which it was resolved at a meeting held on 7 February 2018 to grant 337,500 Restricted Share Units under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Reference is also made to the Company’s announcement dated 22  June 2018 in relation to, among others, the retirement of Mr. Tan. As a result of the retirement of Mr. Tan, the 62,500 Restricted Share Units granted to Mr. Tan at a meeting held on 7 February 2018, and which were intended to vest on 1 January 2019, have been forfeited in full on 22 June 2018 according to the terms of the 2014 Equity Incentive Plan.

Dr. Chen is a non-executive Director of the Company and Mr.  Brown  is  an independent non-executive Director of the Company. Mr. Tan is a former independent non- executive Director of the Company who retired on 22 June 2018. He will remain a connected person of the Company for a period of 12 months after the date of his resignation. As such, each of Dr. Chen, Mr. Tan and Mr. Brown is a connected person of the Company. The Proposed RSU Grants (including the allotment and issue of any new Shares thereunder) constitutes connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent  Shareholders’  approval requirements.

The Independent Board Committee has been established to advise and provide recommendation to the Independent Shareholders on (i) the Centralised Fund Management Agreement and its annual caps; (ii) the Framework Agreement and its annual caps; and (iii) the Proposed RSU Grants and any transactions contemplated thereunder (including the allotment and issue of any new Shares thereunder) and to advise the Independent Shareholders on how to vote. We, Messis Capital limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of (i) the Centralised Fund Management Agreement and its annual caps; (ii) the Framework Agreement and its annual caps; and (iii) the Proposed RSU Grants and any transactions contemplated thereunder (including the allotment and issue of any new Shares thereunder) are on normal commercial terms and in the ordinary and usual course of business of the Group; fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years, we have acted as the independent financial adviser to the independent board committee and the independent shareholders of the Company for the following transactions:

Date of the relevant circular/announcement and/or our letter of advice	Nature of the transactions

18 November 2016	(1) Continuing connected transactions in relation to framework agreement; and (2) non-exempt connected transactions — proposed grant of restricted share units to directors and chief executive officer

24 May 2017	Non-exempt connected transactions — proposed grants of restricted share units to directors and former chief executive officer

31 July 2017	Connected transactions — provisions of guarantees

13 September 2017

(1) Major transaction and connected transaction proposed capital contribution in a joint venture in Beijing, the PRC;

(2) non-exempt connected transactions — proposed grant of restricted share units to former Chief Executive Officer; and

(3) non-exempt connected transactions — proposed grant of restricted share units to Chief Executive Officer and Director

18 January 2018	Discloseable and continuing connected transactions in relation to framework agreement

6 March 2018	Discloseable and connected transactions in relation to proposed capital contribution and deemed disposal of equity interest in SMSC

23 May 2018	Non-exempt connected transactions — the Datang Subscription and the China IC Fund Subscription

Apart from normal professional fees paid or payable to us in connection with the previous appointments mentioned above as well as this appointment as the Independent Financial Adviser, no arrangement exist whereby we have received or will receive any fees or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that the aforementioned previous appointment would not affect our independence, and that we are independent pursuant to Rule 13.84 of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have considered, among other things, (i) the Centralised Fund Management Agreement; (ii) the Framework Agreement; (iii) the Company’s annual report for the year ended 31 December 2017 (the ‘‘Annual Report 2017’’), and the interim report for the six months ended 30 June 2018 (the ‘‘Interim Report 2018’’); and (iv) other information as set out in the Circular. We have also relied on all relevant information, opinions and facts supplied and represented by the Company and the management of the Company. We have assumed that all such information, opinions, facts and representations contained or referred to in the Circular, for which the Company is fully responsible, were true and accurate in all material respects as at the date hereof and may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, and the Company has confirmed that no material facts have been withheld or omitted from the information provided and referred to in the Circular, which would make any statement therein misleading.

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out independent verification of the information provided by the management and the representatives of  the Company, nor have we  conducted any form      of in-depth investigation into the businesses, affairs, operations, financial position or future prospects of the Company or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONCERNED

In considering whether the terms of (i) the Centralised Fund Management Agreement and its annual caps; (ii) the Framework Agreement and its annual caps; and (iii) the  Proposed RSU Grants are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

(1)	The Centralised Fund Management Agreement

Background of the Centralised Fund Management Agreement

Reference is made to the Company’s announcement dated 13 July 2018 (as supplemented by the Company’s announcement dated 19 September 2018) that on 1 June 2017, the Company and its subsidiaries, SMIC Beijing and SMSC entered into the Centralised Fund Management Agreement, pursuant to which: (i) the Company will procure its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Company’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SMSC and its Controlled Subsidiaries will participate in the Company’s centralised fund management system, which will be managed by SMIC  Beijing  in  accordance with the relevant PRC laws and regulations. The Centralised Fund Management Agreement is with a term commenced on 1 June 2017 and ending on 31 December 2020.

The Centralised Fund Management Agreement CCT will include the following:

1.	Internal Deposit Services

SMIC Beijing provides deposit services and pays interest to SMSC.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Collection and Payment Services and Foreign Exchange Services

SMIC Beijing serves as the platform for centralised collection and payment activities and foreign exchange activities of the Group. SMSC may carry out such activities by itself or through SMIC Beijing.

3.	Internal Loan Services

SMIC Beijing provides internal loan services to SMSC in accordance with PRC laws, regulations and policies.

4.	Provision of Letter of Credit Services

Letter of Credit Services will be utilised as a settlement instrument through which the Company will utilise its overseas credit lines to provide letter of credit on behalf of SMSC for importing equipment in accordance  with PRC laws, regulations and policies.

5.	Other Financial Services

SMIC Beijing provides other financial services to SMSC in accordance with PRC laws, regulations and policies.

Reasons for and benefit of the Centralised Fund Management Agreement

As stated in the Letter from the Board, SMSC operates a 12-inch wafer fab with advanced process capability. As the market demand for advanced process continues to surge, the Company will allocate some of its advanced node manufacturing to SMSC to ensure future wafer production needs of the Company are met.

As set out in the Letter from the  Board, the Company considers that  the  entry into of the Centralised Fund Management Agreement and the transactions contemplated thereunder will have the benefits of reducing the Group’s overall debt levels and increasing efficient fund usage, reducing the Group’s interest expense and obtaining favourable exchange rate for the Group.

Based on our discussions with the management of the Company, SMIC Beijing is one of the operating subsidiaries of the Group and has taken the centralised fund management function for the Group members. We were given to understand that SMIC Beijing, by leveraging in the economies of  scale achieved by the centralisation of the Group’s financial resources, is able to obtain better terms from independent banks and financial institutions in respect of different financial services, such as relatively more favourable interest rate, exchange rate and credit term, than individual Group companies negotiating its own terms.

In addition, by centralising the internal treasury function, the management of the Company considers that the Group can reduce unused loan and the  overall  debt levels. The internal loan and provision of letter of credit services provided by SMIC Beijing will allow more efficient utilisation of available financial resources of the Group, such as combing the borrowing needs of individual Group  companies into a single banking facility. Therefore, the Group can better monitor its treasury and working capital and increase efficient fund usage.

In light of the abovementioned, we consider that  entering  into  the Centralised Fund Management Agreement is  in  the  interest  of  the  Company  and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pricing policies of the Centralised Fund Management Agreement

As stated in the Letter from the Board, the price of the services provided by SMIC Beijing to SMSC contemplated under the Centralised Fund Management Agreement will be fair under the context of connected  transactions  and determined according to  the market principle on  an  arm’s length basis, subject   to compliance with requirements for connected transactions of the Stock  Exchange. Under the Group’s existing centralised fund management system,  SMIC Beijing collectively procures certain fund management services from third- party banks or financial institutions. SMIC Beijing will charge its subsidiaries  with reference to terms offered by third-party banks or financial institutions for such fund management services.

Based on our discussion with the management of the Company and the information provided, in relation to the internal deposit  and  internal  loan  services, we understand that SMIC Beijing will obtain two or more written quotes from third-party commercial banks in the PRC for providing deposit and loan services of the same type during the same period to SMSC. For internal deposit services, the interest rate adopted for SMSC’s deposits with SMIC Beijing will be the same as or lower than the lowest of the interest rates quoted. For internal loan services, the adopted interest rate for SMSC’s loans from SMIC Beijing will be the same as or higher than the highest of the interest rates quoted. The Company understands that the third-party commercial banks will make reference to, and generally seek to be in line with the benchmark interest rates specified by the PBOC for RMB deposits or RMB loans of a similar type. For the purpose of clarification, such benchmark interest rates are guidance rates published by the PBOC from time to time for reference only and will not be adopted even if (in the case of the internal deposit services) it is lower than the lowest of the interest rates quoted by third-party commercial banks in the PRC or (in the case of the internal loan services) it is higher than the highest of the interest rates quoted by third- party commercial banks in the PRC. The PBOC  publishes benchmark interest  rates for RMB deposits and RMB loans from time to time which serve as a guidance price for reference only for the commercial banks in the PRC. The Company understands that when determining the interest rates quoted to SMSC, the third-party commercial banks will refer to such PBOC benchmark interest rate for RMB deposits or RMB loans of a similar type and make adjustment based on the bank’s credit assessment of SMSC. Given that SMIC Beijing will obtain two   or more written quotes from third-party commercial banks in the PRC for  providing deposit services and loan services of the same type during the same period to SMSC which is consistent with the Group’s existing centralised fund management system for deposit service, we consider that the pricing policy for internal deposit and internal loan services is fair and reasonable.

On the other hand, the terms in respect of the collection and payment services and foreign exchange services, and provision of letter of credit services will be determined based on arm’s length negotiations by the parties which will not be   less favourable to SMIC Beijing than (i) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (ii) fees charged to SMIC Beijing by other third-party commercial banks or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period. SMIC Beijing will obtain services of the same type from third-party commercial banks or financial institutions first and  then use the fees charged to it to determine fees to be charged to SMSC as described above. As advised by the management of the Company, in determining such terms offered to SMSC, SMIC Beijing will make reference to the terms offered by the independent banks and financial institutions, and will not be less favourable to SMIC Beijing than that offered to other wholly-owned subsidiaries.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account (i) SMIC Beijing will obtain two or more written quotes from third-party commercial banks in the PRC for providing deposit services and loan services of the same type during the same period to SMSC which is consistent with the Group’s approach to its subsidiaries which are not connected person of  the Company under its existing centralised fund management system; and (ii) SMIC Beijing will make reference to the terms offered by the independent banks and financial institutions in respect of the collection and payment services and foreign exchange services and provision of letter of credit services, we are of the view that the pricing of the fund management services under the Centralised Fund Management  Agreement  based on  quotes  obtained  from  third-party commercial banks or financial institutions could reflect the market rate for such services, and are not less favourable to SMIC Beijing than that offered to other wholly-owned subsidiaries having compared SMIC Beijing’s treatment to the wholly-owned subsidiaries of the Company under the Group’s existing centralised fund management system, and that the terms of the Centralised Fund Management Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Historical transactions amounts

The historical transaction amounts between the Company and SMSC for the transactions contemplated under the Centralised Fund  Management  Agreement are as follows:

	For the year ended 31 December 2017(1)	From 1 January 2018 to 30 September 2018(3)
	(US$ million)	(US$ million)

1. Internal Deposit Services	53	979
2. Collection and Payment Services and Foreign Exchange Services	—	—
3. Internal Loan Services	0(2)	—
4. Provision of Letter of Credit Services	—	—
5. Other Financial Services	—	—

Notes:

(1)	Audited.

(2)	The transaction amount was RMB400.02.

(3)	Unaudited.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Annual Cap

The annual caps under the Centralised Fund Management Agreement are set out below:

	For the year ending 31 December
	2018	2019	2020
	US$ million	US$ million	US$ million

Internal Deposit Cap (representing the maximum daily outstanding balance, including accrued interests placed by SMSC with SMIC Beijing)	2,000	2,000	2,000

Collection and Payment Services and Foreign Exchange Cap (representing the maximum daily transaction amount for collection and payment services and foreign exchange services provided by SMIC Beijing to SMSC)	2,000	2,000	2,000

Internal Loan Cap (representing the maximum balance of internal loans provided by SMSC Beijing to SMSC per calendar year)	2,000	2,000	2,000

Provision of Letter of Credit Cap (representing the maximum total amount of the letter(s) of credit issued on SMSC’s behalf per calendar year)	2,000	2,000	2,000

Other Financial Cap (representing the maximum fees charged by SMIC Beijing for providing the Other Financial Services to SMSC per calendar year)	50	50	50

As stated in the Letter from the Board, the aforementioned annual caps are determined based on factors such as the expected increase of total assets over the effective period of the Centralised Fund Management Agreement; the operating cash flow and the financial and practical needs in respect of the business  expansion and the future development plan of each of SMSC and the Group. Reference is made to the Company’s circular dated 6 March 2018, the total investment for SMSC, is estimated to be US$10.24 billion. SMSC is expected to establish and build up large-scale manufacturing capacity focusing on  14  and more advanced nanometre technologies and aims to reach a manufacturing  capacity of 35,000 wafers per month after the completion of the first phase of development. As discussed with the Company, the estimated capital expenditure for the first phase of development of SMSC would be approximately half of the estimated total investment of US$10.24 billion and the investment in the first  phase has already initiated. We are

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

given to understand that the Centralised Fund Management Agreement Annual Caps are mainly based  on  such  development plan of SMSC, where details of our analysis of the annual caps are set out below.

We note that for the year ended 31 December 2017 and from 1 January 2018  to 30 September 2018, in respect of the Centralised Fund Management Agreement CCT, SMSC had mainly utilised the Internal Deposit Services only, which amount to approximately US$53 million and US$979 million, respectively. As understood from the Company, the relatively low utilisation of the services under the Centralised Fund Management Agreement for the year ended 31 December 2017 was due to the capital investment plans and operation of SMSC had not yet commenced in 2017. Reference is made to the Company’s circular dated 6 March 2018 in relation to the proposed capital contribution and deemed  disposal  of equity interest in SMSC. SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund had agreed to contribute aggregately US$3.5 billion in the registered capital of SMSC. As advised by the Company, as at 30 September 2018, SMSC had aggregately received approximately US$1.15 billion cash in respect of the registered capital contribution, and is expected to receive an aggregate of approximately US$2.15 billion at the end of 2018. As advised by the Company,  the rest of the registered capital contribution of approximately US$1.35 billion is expected to be received in 2019. Since the investment schedule of SMSC will be adjusted according to the changing market conditions and financial conditions of the Group, the annual caps for the Internal Deposit Services are set at  US$2  billion for each of the year ending 31 December 2018, 2019 and 2020 to provide greater short-term cash management flexibility.

As understood from the Company, in respect of the registered capital contribution, China IC Fund and Shanghai IC Fund will contribute the RMB equivalent of their capital contribution obligations, which together amount to US$1,746.5 million. SMSC could utilise the Collection and Payment Services and Foreign Exchange Services to exchange the RMB into US$ or other currencies for its operation when required. In addition, as stated in the Letter from the Board, as a matter of foreign currency risk control, SMSC may need to convert the funding of capital expenditure into various currencies (which may be further converted into other currencies, if necessary). We have discussed with the management of the Company and understood that the Group’s consolidated financial statements are presented in US$, and in controlling the Group’s foreign currency risk exposure as a whole, other subsidiaries of the Group will also utilise such service when required. Moreover, as mentioned earlier, the Company estimated that the investment amount for the first phase of development of SMSC approximates to half of the total investment of US$10.24 billion, and currently, the planned capital expenditures for the three years ending 31 December 2020 is over US$3 billion in aggregate. As discussed with the Company, since the suppliers of equipment are mainly overseas companies, the payments will be settled in currencies such as  US$, Japanese Yen and Euro, which will require the Collection and Payment Services and Foreign Exchange Services from the Company. Based on the foregoing, an annual cap of US$2 billion is set for each of the three years ending  31 December 2020 for the Collection and Payment and Foreign Exchange Cap to cater for the RMB registered capital received, foreign currency risk control and  the settlement of the capital expenditures, which we consider fair and reasonable.

We have discussed with the management of the Company and given to understand that the Internal Loan Cap and Provision of Letter of Credit Cap are based on the capital expenditure and business development plan for SMSC. As mentioned earlier, the Company estimated that the planned capital expenditures  for the three years ending 31 December 2020 is over US$3 billion in aggregate. The Company advised that the capital expenditure mainly consists of equipment and tools, which could be settled by letter of credit. For clarification, for the Provision of Letter of Credit Services, the Company provides the letter of  credit  on behalf of SMSC for importing equipment, and SMSC will be ultimately responsible for the settlement of the letter of credit. SMSC may use its own funds or utilise the Internal Loan Services to settle such letter of credit. In addition, SMSC could also utilise the Internal Loan Services for such capital expenditure,

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depending on the market conditions and financial conditions of the Group. As advised by the Company, the suppliers of  equipment may require down payment  or deposit to be made, and since the investment in the first phase of development  of SMSC has already initiated, SMSC may also require the Internal Loan Service and Provision of Letter of Credit Service in the remaining months in 2018. In addition, as discussed with the management of the Company, though SMSC has already received capital contribution of approximately US$1.15 billion from shareholders as at 30 September 2018, in the case that if no further registered capital is injected due to unforeseeable reasons, SMSC would require the Internal Loan Services to satisfy its large capital expenditure and operation needs for its first phase of development. Further, the Company advises that  in  order  to improve earnings from the Group’s overall cash pool, the capital contribution received by SMSC will be deposited as fixed deposits. In case that SMSC requires cash before the maturity of the fixed deposits, SMSC could utilise the Internal Loan Service for better flexibility of the Group’s overall cash management. We have discussed with the management of the Company and are given to understand that it is also a common practice for other subsidiaries of the Group to utilise the Internal Loan  Service, depending on  the  individual subsidiary’s  cash  generating ability and payment needs to suppliers. We have discussed with the management  of the Company on the current expenditure plan, and understood that the  maximum capital expenditure of SMSC in a year is approximately US$2 billion. Therefore, the Centralised Fund Management Agreement Annual Caps  for  Internal Loan Services are set at US$2 billion, which also approximates to the difference between the aggregate capital expenditure of over US$3 billion for the three years ending 31 December 2020 and the capital contribution SMSC has received. Further, as advised by the Company, the investment schedule of the first phase of development of SMSC will be adjusted according to the changing market conditions and financial conditions of the Group, the annual caps for  each financial year are set with a buffer to maintain flexibility for the Group  to  expedite its planned capital expenditures, which we consider fair and reasonable.

Taking into account (i) the basis of annual caps under the Centralised Fund Management Agreement; (ii) the large capital expenditure of SMSC; and (iii) the uncertainty in future investment schedules, we are of the view that the annual caps under the Centralised Fund Management Agreement are fair and reasonable and   in the interest of the Company and Shareholders as a whole.

Internal Control Procedures

We have also considered and reviewed the general and Centralised Fund Management Agreement CCT internal control procedures between the Company and SMSC, please refer to the section headed ‘‘(2) The Framework Agreement — Internal Control Procedures’’ for details and our analysis.

Recommendation on the Centralised Fund Management Agreement

Having considered the principal factors and reasons described above, in particular (i) the Group is able to obtain better interest rates and exchange rates from independent banks and financial institutions in respect of different financial services through SMIC Beijing; (ii) the pricing of the Centralised Fund Management Agreement CCT based  on  quotes  obtained  from  independent banks or financial institutions could reflect the market terms, and are not less favourable to SMIC Beijing than that offered to the wholly-owned subsidiaries of the Company; and (iii) the basis of annual caps in relation to the Centralised Fund Management Agreement are fair and reasonable, we are of the opinion that the terms of the Centralised Fund Management Agreement including the annual caps are on normal commercial terms and are fair and reasonable as far as the interests of the Independent Shareholders are concerned, and in the interests of  the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Centralised Fund Management Agreement and the related annual caps at the EGM.

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(2)	The Framework Agreement

Background of the Framework Agreement

Reference is made to the Company’s announcement dated 13 July 2018 (as supplemented by the Company’s announcement dated 19 September 2018, that on 11 June 2018, the Company and SMSC entered into the Framework Agreement in relation to the supply of goods, rendering of or receiving services, leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee. The Framework Agreement is with a term commenced on 26 April 2018 and ending on 31 December 2019.

Reasons for and benefit of the Framework Agreement

As discussed with the Company, SMSC is principally engaged in wafer manufacturing, wafer probing and bumping, technology development, design service, mask manufacturing, assembly and final testing of integrated circuits and sales of self-manufactured products. SMSC is expected to establish and build up large-scale manufacturing capacity focusing on 14-nanometre and below process and manufacturing technologies and aims to reach a manufacturing capacity of 35,000 wafers per month after the completion of the first phase of development.  As stated in the Letter from the Board, as the market demand  for  advanced process continues to surge, the Company will allocate some of its advanced node manufacturing to SMSC to ensure future wafer production needs of the Company are met.

We have reviewed the feasibility report in relation to the development plan of SMSC (the ‘‘Feasibility Report’’). The Feasibility Report was prepared by a PRC based consulting company, which mainly engages in the engineering consulting, engineering design and main contracting business, and is involved in industries such as electronic, high-end manufacturing and infrastructure. We noted from the Feasibility Report that, the 14-nanometre technology could be applied on mainstream mobile platforms, automotive, Internet of Things and  cloud computing. Moreover, the 16/14-nanometre products’ market share  by  revenue   in the global pure play foundry market is expected to  grow from approximately  6% in 2016 to 22% in 2019. As stated in the Letter from the Board, with the expansion of SMSC’s capacity and continuous innovation, the Company believes that it will be able to enhance its position in the industry and benefit from economies of scale.

Furthermore, as SMSC is a subsidiary of the Group, it is normal commercial practice for the Company and SMSC to support each other. The Framework Agreement and the transactions contemplated thereunder could aid the Group’s overall business development as the Group will continue to allocate some of its advanced node manufacturing to SMSC.

Having considered the aforementioned factors in particular (i) the expected growth in 14-nanometre products; (ii) the expansion of SMSC’s capacity will be able to enhance the Group’s industry position and benefit from  economies of  scale; and (iii) SMSC is a subsidiary of the Company and it is normal commercial practice for the Company and SMSC to support each other, we consider that the transactions under the Framework Agreement are in the ordinary  and  usual  course of the Company’s business and the Company has commercial rationale to enter into the Framework Agreement and that entering into the Framework Agreement is in the interest of the Company and the Shareholders as a whole.

Types of transactions

The Company and SMSC agree to enter into one or more of the following types of transactions with each other including the supply of goods, rendering of or receiving services,

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leasing of assets, transfer of assets, provision of technical authorisation or licensing and provision of guarantee:

Type of transactions		Role of the Company and SMSC

1.	Purchase and sale of spare parts, raw materials, photomasks and finished products.	The Company as seller:
		—	The Company will sell spare parts, raw materials and photomasks to SMSC.

The Company as purchaser:

		—	The Company will purchase spare parts, raw materials and finished products from SMSC.

2.

Rendering of or receiving services including, without limitation, (a) processing and testing service; (b) sales service; (c) overseas market promotion and customer service; (d) procurement service; (e) research, development and experiment support service; (f) comprehensive administration, logistics, production management, IT and other services; and (g) water, electricity, gas and heat provision service.

Mutual rendering and receiving services:

—

The Company and SMSC may both provide (a) processing and testing service to the other, although it is expected that the Company will primarily be the service provider and that SMSC will primarily be the service recipient.

The Company as service provider:

		—	For the other aforementioned categories of services (include (b) to (g)), the Company will be the service provider and SMSC will be the service recipient.

3.	Mutual leasing of assets such as plant, office premises and equipment between the Company and SMSC.	The Company as lessor:

		—	The company may lease plant and office to SMSC.

Mutual leasing of equipment:

		—	Each party can either be the lessor or the lessee depending on the business needs at the relevant time.

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4.	Transfer of assets: The Company and SMSC both engage in the manufacturing of wafers. For certain processes in wafer manufacturing, the Company and SMSC can use the same equipment for production. Where required, SMSC may acquire equipment from the Company in order to meet production needs and optimise production efficiency.	—	SMSC may purchase equipment from the Company depending on the business needs at the relevant time.

5.	Provision of technical authorisation or licensing by the Company to SMSC for use of its technologies and manufacturing system, as well as the sharing of research and development costs.	—	The Company may provide technical authorisation or licensing to SMSC.

		—	The Company and SMSC may share the research and development costs in relation to 14 and more advance nanometre.

6.	Provision of guarantee	—	The Company will provide guarantee for SMSC’s financing activities, including but not limited to bank loans, financial lease and operating lease.

Pricing policies and control procedures of the transactions under the Framework Agreement

We have reviewed the Framework Agreement and conducted discussions with the management of the Company regarding the major terms therein.  We understand from the management of the  Company  that  the  price  for  the  services provided by SMSC to the  Company  contemplated  under  the  Framework Agreement will be determined in accordance with the following general principles in ascending order:

(1)	the price prescribed or approved by state or local price control department (if any);

(2)	a reasonable price in accordance with the industry guided price (if any);

(3)

the comparable local market price, which shall be determined  after arm’s length negotiation between both parties with reference to (a) the market price charged by independent third parties for comparable  product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender;

(4)

where there is no comparable local market price, the price based on the principle of cost plus a fair and reasonable profit rate, being the  aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate;

(5)

where general pricing principles (1) to (4) are not applicable, the price determined by other reasonable means as  agreed upon  by  both parties on the condition that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis.

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Where general pricing principles (2) to (5) apply, where possible, each of the Company and SMSC will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price.

We have conducted further analysis on the pricing policies for each type of  the transactions under the Framework Agreement based on the discussion with    the management of the Company as below:

I.	Purchase and sale of goods

The Company as the seller of goods:

In respect of selling of spare parts, raw materials and photomasks (general pricing principle (3) above), the personnel in the Corporate Supply Planning Management (‘‘SPM’’) department of the Company are responsible for setting the price of the goods. Based on the Group’s ‘‘Intercompany Transfer of Goods’’ policy, the transfer price for material, parts, and  equipment must be  based on  market price which    is determined by comparing against independent third parties for comparable product at the same time and in the same region. As the prices of second-hand tools and equipment in the  semiconductor  industry vary depending on timing and market supply status, the Company also engages two to three independent brokers to provide quotations based on the specific configurations of a tool or equipment, the selling price is based on the average prices provided by these brokers and is not less favourable to the Company.

The Company as the purchaser of goods:

In respect of purchasing spare parts and raw materials (general pricing principle (3) above), the personnel in the SPM of the Company carry out the same procedure as above based on the same policy to  ensure purchasing prices are not less favourable to the Company.

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The Company will not purchase photomasks from SMSC.

In respect of purchasing finished product from SMSC, the transaction is a pass through of customers’ orders received by the Company to SMSC. It is a one-way sale of finished product from SMSC to the Company. The sales team of the Company are responsible for negotiation with the customers to ensure the prices are at market value and favourable to the Group as a whole. Once a customer’s order is identified as appropriate for production by SMSC based on customers’ request, technology nodes, type of applications and fab availability, the system of the Company will generate a purchase order from the  Company to SMSC based on the same price, terms and conditions of the purchase order of the customer. According to the arrangement between the Company and SMSC, there is no difference between the sales prices from the Company to the customers and the transaction price from  SMSC to the Company with respect to finished products, since SMSC will ultimately undertake all risks associated with the product liability and/or any legal claims arising from the products and will fully cover all potential losses suffered by the Company due to the products supplied  by SMSC. Upon receiving the payment from customers  by  the Company, the finance and accounting team of  the  Company  arranges  to pay SMSC for the finished product. If the customer requires further backend services such as bumping and testing, the Company will  perform the services or outsource to other service providers. The Company charges its customers for the total of product  costs  and services performed.

II.	Rendering of or receiving services

Each of the Company and SMSC is subject to the following general control procedures:

1.	Both parties will enter into service contract in accordance with the Group’s regulation rules for intra-group related party transactions and the Framework Agreement;

2.

The main department of the service provider will obtain the service data, calculate the amount of charges in accordance with the consideration provision stipulated in the relevant service contract taking into account of the cost data;

3.	The service provider will then apply through the Group’s system to charge the service recipient; and

4.	The service provider will, upon verification of the above data, request for payment to be made through the Group’s system.

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Type of transaction		Pricing policies and control procedures

(a)	Processing and testing service

The Company as the service provider (general principle (3) above): The SMIC and SMSC Wafer Cost Valuation System can automatically fetch data from the production system and get the basic information of production steps for the processing services (including information about the type of machine, the process and the standard cost). The manufacturing department of SMSC will check such data and the calculation basis together with the person in charge of production costs, and send the service requests to the Company after the review by related party transaction office from time to time. In accordance with the pricing policies under the Framework Agreement (general pricing principle (3) above), officers of different levels of manufacturing department and factories of the Company will review the service requests and calculate the charges with reference to market price and charges to independent third party customers.

The Company as the service recipient (general principle (3) above): The SMIC and SMSC Wafer Cost Valuation System can automatically fetch data from the production system and get the basic information of production steps for the services (including information about the type of machine, the process and the standard cost). The manufacturing department of the Company will check such data and the calculation basis together with the person in charge of production costs, and send the service requests to SMSC. In accordance with the pricing policies under the Framework Agreement (general pricing principle (3) above), officers of different levels of manufacturing department and factories of SMSC will review the service requests and calculate the charges with reference to market price and charges to independent third party customers.

(b)	Sales service provided by the Company to SMSC

The sales department of the Company will provide the nature of the relevant sale service and the costs such as labour costs and office expenses. In accordance with the pricing policies of the Framework Agreement (general pricing principle (4) above), the related party transaction team of the Company will calculate the charges based on allocation of the sales expenses according to the revenue from the sales plus a reasonable profit rate of 8%. After the review of finance and administration department of the Company, the Company will then request for payment from SMSC through the Group’s system. The business administration or other department(s) designated by the management of SMSC will check the data together with the sales department of the Company and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of aforementioned departments of SMSC will also further check when transacting the payment.

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Type of transaction		Pricing policies and control procedures

(c)	Overseas market promotion and customer service provided by the Company to SMSC

The overseas offices of the Company will provide the nature of the relevant sale service and the costs such as labour costs and office expenses. In accordance with the pricing policies of the Framework Agreement (general pricing principle (4) above), the related party transaction team of the Company will calculate the charges based on allocation of the sales expenses according to the revenue from the sales plus a reasonable profit rate of 8%. After the review by finance and accounting department, the Company will then request for payment from SMSC through the Group’s system. The business administration or other department designated by the management of SMSC will check the data together with the relevant department(s) of the Company which provide overseas market promotion and customer service and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned departments of SMSC will also further check when transacting the payment.

(d)	Procurement service provided by the Company to SMSC

The procurement service department of the Company will provide the nature of the relevant procurement service and the costs such as labour costs and office expenses. In accordance with the pricing policies of the Framework Agreement (general pricing principle (4) above), the related party transaction team of the Company will calculate the charges based on allocation of procurement department expenses according to working hours or workload plus a reasonable profit rate of 5%. After the review by finance and accounting department, the Company will then request for payment from SMSC through the Group’s system. The procurement department or other department designated by the management of SMSC will check the data together with the procurement department of the Company and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned department of SMSC will also further check when transacting the payment.

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Type of transaction		Pricing policies and control procedures

(e)	Research, development and experiment support service provided by the Company to SMSC

The research and development department of the Company will provide the nature of the relevant service and the costs such as labour costs and office expenses. In accordance with the pricing policies under the Framework Agreement (general pricing principle (3) above), the Company will calculate the charges with reference to market price. The reliability laboratory and/or the product department of SMSC will check the data together with the reliability laboratory and/or product department of the Company and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned department of SMSC will also further check when transacting the payment request. Market price is assessed using quotes obtained from two or more independent third party providers for similar services. The Company may subcontract certain orders to comparable independent third party providers from time to time as needed. The pricing of services provided by the Company to SMSC is based on the quotes obtained from such third party providers.  The Company will then request for payment from SMSC through the Group’s system.

(f)	Comprehensive administration, logistics, production management, IT and other services provided by the Company to SMSC

The human resources department of the Company will calculate the working hours of spent on providing services to SMSC by the various departments in the Company. In accordance with the pricing policies under the Framework Agreement (general pricing principle (4) above), the related party transaction team of the Company will calculate the charges based on allocation of labour cost and relevant resources consumption according to the proportion of working hours or workload plus a reasonable profit rate of 5%. After the review by finance and accounting department, the Company will then request for payment from SMSC through the Group’s system. The general affairs office, logistic function, manufacturing department and other relevant department(s) (where applicable) of SMSC will check the data together with the relevant department(s) of the Company and submit the relevant payment requests to the related party transaction office for review and approval for payment. The officers of different levels of the aforementioned department(s) of SMSC will also further check when transacting the payment.

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Type of transaction		Pricing policies and control procedures

(g)	Water, electricity, gas and heat provision service provided by the Company to SMSC

The facilities department of the Company will record the monthly consumption of water, electricity, gas and heat. In accordance with the pricing policies under the Framework Agreement (general pricing principle (1) above), the Company will calculate the charges based on the price prescribed by Shanghai Municipal Development and Reform Commission published on its website from time to time or with reference  to market price. Upon the review and approval by the officer(s) of the relevant business department, the Company will then request for payment from SMSC through the Group’s system. The Company may also use market prices assessed by obtaining at least two quotes from independent third party providers in respect of similar services. The request for payment shall be reviewed and approved by the officers of the relevant departments of the Company. The facilities department of SMSC will further check the unit price of various types of service and the basis of consumption amount in the payment requests and upon the review by the department officer(s), submit to the related party transaction office for review and approval. The officers of different levels of the facilities department of SMSC will also need to further check when transacting the payment.

III.	Leasing of assets

Leasing of plant and office premises

The plant and office premises lease agreement entered into between the Company and SMSC for leasing of plant and office premises from the Company to SMSC is renewable annually. The agreement was negotiated on arm’s length basis. When determining the price the Company made references to the prevailing prices of comparable plants and offices in the same district during the same period (general pricing principle (3) above). As the plant has a built-in clean room, a unique feature of a wafer fab, an additional reasonable charge of 5% to 8% of the rental price is charged to SMSC to ensure the rental is fair and reasonable and not less favourable to the Company.

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Leasing of equipment

With respect to mutual leasing of equipment, the rental charge will be determined by reference to the nature of lease, current market conditions and will be on comparable terms with the quotes from independent third parties providing services of a similar nature and comparable scale (general pricing principle (3) above). In terms of leasing of equipment by SMSC to the Company, the finance and accounting department of the Company will seek quotations from two or more comparable independent third parties to ensure the rental is equal to or more favourable than those submitted by the independent third parties. In terms of leasing of equipment by the Company to SMSC, the finance and accounting department of SMSC will seek quotation from two or more comparable independent third parties to ensure the rental charged to SMSC is not less favourable than those submitted by the independent third parties.

IV.	Acquisition and disposal of equipment

The Company as seller of equipment:

In respect of selling equipment (general pricing principle (3) above), the personnel in the SPM of the Company are responsible for setting the price of equipment. Based on the Group’s ‘‘Intercompany Transfer of Goods’’ policy, the transfer price for material, parts, and equipment must be based on market price which is determined by comparing against independent third parties for comparable product at the same time and in the same region. As the prices of second-hand tools and equipment in the semiconductor industry vary depending on timing and market supply status, the Company also engages two to three independent brokers to provide quotations based on the specific configurations of a tool or equipment, the selling price is based on the prices provided by these brokers, and is not less favourable to the Company.

V.	Provision of technical authorisation or licensing

Provision of technical authorisation or licensing by the Company to SMSC

The fee for any technical authorisation or licensing will be based on comparable local market price (general pricing principle (3) above). SMSC may engage a qualified valuer (as agreed by the Company and SMSC) to perform a fair value assessment of the fees relating to the Company’s provision of technical authorisation or licensing to SMSC.

Sharing of research and development costs in relation to 14- nanometre technologies

The costs are agreed upon by both parties on the conditions that the relevant costs are identifiable and are allocated to each party involved on a fair and equitable basis (general pricing principle (5) above). Such shared research and development costs will be assessed by reference to the total technical authorisation or licensing fee. A qualified valuer (as agreed by the Company and SMSC) may be engaged to perform a fair value assessment of the shared research and development costs relating to 14-nanometer technologies.

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VI.	Provision of guarantee for financing activities

Guarantee provided by the Company for SMSC’s financing activities

With respect to the provision of guarantee by the Company in respect of SMSC’s financing activities, the service fee for such guarantee will be determined by reference to the market conditions and quotations from independent third parties providing services of a similar nature and comparable scale (general pricing principle (3) above). The finance and accounting department of the Company will seek quotation from two or more comparable independent third parties to ensure the service fee is fair and reasonable and not less favourable to the Company.

Historical transaction amounts

The historical transaction amounts among the Company and SMSC for the transactions contemplated under the Framework Agreement are as follows:

	For the year ended 31 December	From 1 January 2018 to 30 September
	2017(1)	2018(2)
	(US$ million)	(US$ million)

1. Purchase and sales of goods
The Company as seller	—	—
The Company as purchaser	—	—

Sub-total	—	—

2. Rendering of or receiving services
The Company as service provider	5.88	—
The Company as service recipient	—	—

Sub-total	5.88	—

3. Leasing of assets	—	—

4. Acquisition and disposal of equipment	—	—

5. Provision of technical authorisation or licensing (including the sharing of research and development costs)	—	—

6. Provision of guarantee for financing activities	—	—

Notes:

(1)	Audited.

(2)	Unaudited.

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For due diligence purpose, we have conducted analysis on the pricing policies for each type of the transactions under the Framework Agreement based on the discussion with the management of the Company and the review results of our work done, as below:

I.	Purchase and sale of goods

Pursuant to the Framework Agreement, the  pricing for  purchase and  sale of goods, either the Company as seller or purchaser is with reference to the aforementioned market price set out in general pricing principles (3). As advised by the management of the Company, the market price is determined by  comparing against independent third parties for  comparable product at  the same time and in the same region. We have discussed with the management of the Company and understood that the  Company  would  obtain quotations from two or more independent third parties or refer  to recent purchases or sales from/to independent third parties to determine the price of the goods under Type I CCT. The quotations or recent purchase/sale records will be of the same or similar to the product that is going to be transacted with SMSC. As the independent third parties quotations and  recent purchase/sales records provide a reference to the market price of the goods, we consider the pricing policy for the purchase and sales of goods is fair and reasonable.

II.	Rendering of or receiving services

i.

Pursuant to the Framework Agreement, the pricing for (a) processing and testing service and (e) research, development and experiment support service are with reference to the  aforementioned market price set out in general pricing principles (3). As advised by the management of the Company, in arriving the pricing of the services the Company will consider the various cost component of providing relevant services and compare with that of the service fees charged/to be charged by independent third parties for similar type of services.

As advised by the management of the Company, in respect of (a) processing and testing services and (e) research, development and experiment support service, the Company will refer to the price quoted by two or more independent service providers before providing such services to SMSC and the pricing will be not less favourable to the Company. As advised by the Company, in respect of (a) processing and testing services between the Company and SMSC, numerous sub-processes are involved, which may not have any direct independent third party comparable. Nevertheless, the Company and SMSC can identify the sales amount of end products given up for the relevant production capacity utilised for the provision of processing and testing services. The Company and SMSC can then make reference to the market price of such end products and derives the market price attributable to such  processing and testing services. As such, we consider that pricing policy for both of the services are determined based on  market price, and is fair and reasonable.

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ii.

Pursuant to the Framework Agreement, the pricing for (b) sales service, (c) overseas market promotion and customer service, (d) procurement service and (f) comprehensive  administration, logistics, production management, IT and other services are cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of the sales expenses/procurement department expenses/labour cost  and relevant resources consumption plus a  subsequent  profit  rate  of 5% to 8%. Based on the discussion with the management of the Company, in general, a range of 5% to 8% of profit markup is a common practice of transactions between group  companies,  and the profit mark up of 5% and 8% are within such range and are mutually agreed between the Company and SMSC. Meanwhile, as advised by the management of the Company, a  profit mark up of  5% and 8% was generally in line with the industry practice. Accordingly, we considered cost plus a fair and reasonable profit rate which is in line with the industry practice represents the market price and hence the pricing policy is fair and reasonable.

iii.

Pursuant to the Framework Agreement, the pricing for (g) water, electricity, gas and heat provision service is based on the price prescribed or approved by state or local price control department (see general pricing principle (1) above) or with reference to market price (see general pricing principle (3) above). As understood from the Company, such utilities prices are published by the Shanghai Municipal Development and Reform Commission on its website of http://www.shdrc.gov.cn/ from time to time. We notice that the prices of such utilities are last updated in 2017 – 2018 in general. As such, we are of the view that the pricing policy for water, electricity, gas and heat provision service is on normal commercial terms and was set at a reasonable basis.

III.	Leasing of assets

Pursuant to the Framework Agreement, the pricing for leasing of plant and office premises and equipment is with reference to the aforementioned market price set out in general pricing principles (3). As advised by the Company, since the plant and office are still under construction, no rental agreement has been entered into between the Company and SMSC. Further,  as confirmed by the Company, there are no direct independent third party comparable for leasing of plant and office. To our best effort basis, we attempted to search on the websites of PRC properties agent for leasing of plants and offices with (i) manufacturing use; (ii) similar location; (iii) similar size; and (iv) open for rental in 2018, and did not identify any comparable  that fall within the criteria. As discussed with the Company, the rental of  plant and office to be leased to SMSC will be based on the cost of construction and the useful life of the plant and office, plus a reasonable markup of 5%. In assessing the fairness of the rental, we have reviewed a Shanghai property market report published in January 2018 by an international real estate service firm which operates in over 60 countries. From the Shanghai property market report, we notice that the yield of industrial properties in Shanghai by the end of 2017 is approximately 5%, which is in line with the markup charged by the Company. As such, we consider the pricing for leasing of plant and office represent the market price and is fair and reasonable. In respect of leasing of equipment, as discussed with the Company, the rental charge will be determined by reference to the nature of lease, the market conditions and will be on comparable terms with the quotes from independent third parties of a similar nature and comparable scale. The finance department of the Company will seek quotations from two or more comparable independent third parties to determine the rental of the equipment. As such, we are of the view that the pricing policy for leasing of equipment is with reference to the market price, fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

IV.	Acquisition and disposal of equipment

Pursuant to the Framework Agreement, the pricing for acquisition and disposal of equipment is with reference to the  aforementioned market price set out in general pricing principles (3). The Company and SMSC are both wafers manufactures and therefore, the Company and SMSC can  use  the same equipment for production. Where necessary and if required,  both  parties can acquire and disposal equipment to one another in order to meet production needs and to optimise production efficiency of the Group. As advised by the management of the Company, before agreeing upon the applicable price both parties will consider the price of the asset through two  to three quotations from independent brokers, which we consider will be the market price and hence such policy is a fair and reasonable basis for the pricing of transfer of equipment.

V.	Provision of technical authorisation or licensing

Pursuant to the Framework Agreement, the pricing for provision of technical authorisation or licensing by the Company to SMSC is with reference to market price (see general pricing principle (3) above) and the pricing for sharing of research and development costs in relation to 14- nanometre technologies is based on the price determined by other reasonable means as agreed upon by both parties (see general pricing principle (5) above).

As advised by the Company, the use of 14-nanometre technologies by SMSC might be charged by a way of authorisation or licensing fee and/or by sharing of research and development costs, where the total fee charged under Type V CCT would be approximately US$300 million for 2018 to 2019 in aggregate. As advised by the Company, SMSC may engage a qualified and reputable valuer with the agreement of the Company to perform fair value assessment for the provision of technical authorisation or licensing by the Company to SMSC. We consider that the fair value assessed by qualified valuer represents the market price and the aforementioned pricing policy is fair and reasonable. With respect to the sharing of research and development costs in relation to 14-nanometre technologies, as advised by the Company, such sharing cost will be with reference to the total technical authorisation or licensing fee, which will be assessed by a fair value assessment and the amount should be mutually agreed between the Company and SMSC. Therefore, we consider such fair value assessment will provide a reasonable basis for the mutually agreed prices. As such, we consider the pricing policy of the sharing of research and development costs is fair and reasonable.

VI.	Provision of guarantee for financing activities

As advised by the Company, in respect of provision of guarantee for financing activities, the Company will provide guarantee for, such as,  SMSC’s operating lease or financial lease of assets and banking facilities granted to SMSC. The Company will charge SMSC for its guarantee services in return.

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For our due diligence purpose, we have discussed with the management of the Company for the reasoning of the provision of guarantee. Reference is made to the circular dated 6 March 2018 in relation to the proposed capital contribution and deemed disposal of equity interest in SMSC. According to the Joint Venture Agreement, the total investment for SMSC, is estimated to be US$10.24 billion. While the parties are obliged to make cash contribution to the registered capital of SMSC in an aggregate amount of US$3.5 billion, the difference between the total investment of US$10.24 billion and enlarged registered capital of SMSC after the Capital Contribution is intended to be funded through SMSC’s internal cash flow,  shareholders’  further contribution to the registered capital of SMSC or  debt  financing. As  such, as advised by the management of the Company, the Company also wishes to assist SMSC’s debt financing by a way of provision of guarantee. As advised by the management of the Company, the provision of guarantee for SMSC’s financing activities will lower the funding cost of SMSC and enable SMSC to lease the relevant machinery to support its  normal  operations  and production, which would be beneficial to the Group as a whole.

In respect of guarantee fee charge to SMSC, pursuant to the Framework Agreement, the pricing for provision of guarantee for financing activities is with reference to the aforementioned market price set out in general pricing principles (3). As advised by the Company, in considering the market price of guarantee fee to be charged to SMSC, a few quotations from independent banks will be obtained. We consider that the quotations from banks provide the market price of such guarantee fee at the then time and the pricing policy is fair and reasonable.

In consideration of the practices for the relevant transactions that (i) at least two quotations or tenders from independent third parties  before  agreeing upon the applicable price; (ii) a proposed transaction with SMSC would only be approved if the terms and conditions provided by SMSC are equal to or more favourable than those submitted by such independent third party; (iii) the pricing of cost plus a fair and reasonable profit rate is line with the industry practice and within the range of profit markup practice with the Group as confirmed by the Company; and (iv) an independent valuation will be performed for a fair value assessment for the provision of technical authorisation or licensing, we are of the view that the terms of  the  Framework Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Annual Caps

The Annual Caps under the Framework Agreement are set out below:

	For the year ending 31 December
	2018	2019
	US$ million	US$ million

1. Purchase and sales of goods (note)
The Company as seller	1	12
The Company as purchaser	—	49

Sub-total	1	61

2. Rendering of or receiving services (note)
The Company as service provider	11	21
The Company as service recipient	—	10

Sub-total	11	31

3. Leasing of assets (note)
The Company as lessor	7	34
The Company as lessee	—	31

Sub-total	7	65

4. Acquisition and disposal of equipment	—	316

5. Provision of technical authorisation or licensing (including the sharing of research and development costs)	100	300

6. Provision of guarantee for financing activities (note)
Maximum balance	495	495
Guarantee fee	5	5

Sub-total	500	500

Note:	The management of the Company advises that the annual caps are summed up for such category of transaction.

In arriving at the annual caps, the Company has  considered  reasonable factors such as the expected occurrences of the Framework Agreement CCT in  light of current market conditions of the semiconductor industry and the technological capability and future business plans of  the  Company and SMSC    as follows:

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1.	With respect to the purchase and sale of goods:

The Company as seller:

The annual cap under such type of transaction and the  Company acts as seller is US$1 million and US$12 million for the year ending 31 December 2018 and 2019, respectively. In general, the Company sells photomasks, spare parts and raw materials to SMSC.

As advised by the Company, the development plan of SMSC is still at the initial stage and it is expected that production would begin in late 2019. As the investment schedule towards SMSC will be adjusted according to the changing market conditions and financial conditions of the Group, the annual cap for the year ending 31 December 2018 of the Company acting as seller under Type I CCT is set at US$1 million as a buffer. As discussed with the Company, the annual cap of US$12 million for the year ending 31 December 2019 is mainly based on the planned number of photomasks to be sold to SMSC by the Company. Based on  the expected market price, the Company estimated that the photomasks alone would cost approximately US$7.5 million. Considering the aforementioned factors, we  consider the annual cap of  US$1 million  and US$12 million, which have taken into some buffer, for the year ending 31 December 2018 and 2019, respectively is fair and reasonable.

The Company as purchaser:

The annual cap under such type of transaction and the  Company acts as purchaser is nil and US$49 million for the year ending 31 December 2018 and 2019, respectively. In general, SMSC will sell most of its finished products to the Company, which the Company may sell to its client directly or after reprocessing. The Company expects that production would begin in late 2019. As advised by the Company, the annual cap of US$49 million is determined based on the expected production capacity of SMSC and the estimated selling price of wafers  in 2019. We have reviewed the Feasibility Report in relation to the development plan of SMSC. We notice the estimated selling price of wafers in 2019 is similar to that as estimated in the Feasibility Report. Considering SMSC is expected to start production in 2019, we consider that the annual caps of the Company as purchaser for the year ending 31 December 2018 and 2019 are fair and reasonable.

2.	With respect to the rendering of or receiving services:

The annual cap under such type of transaction and the  Company acts as service provider is US$11 million and US$21 million for the year ending 31 December 2018 and 2019, respectively. While the annual cap for the Company acting as service recipient is nil and US$10 million for the year ending 31 December 2018 and 2019, respectively. In general, for most of the services under such type of transactions (except for processing and testing services both parties may mutually provide services to each other), the Company may act as a service provider to SMSC.

As discussed with Company, SMSC mostly requires comprehensive administration, logistics, production management and IT service for the year ending 31 December 2018, and mainly processing and testing services for the year ending 31 December 2019. The historical transaction of US$5.88 million for the year ended 31 December 2017  was wholly comprehensive administration, logistics, production management and IT service rendered by the Company. Given it is expected that SMSC would start production in 2019,  more administrative supporting services might be

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

required by SMSC. Moreover, as advised by the Company, the  Group  could  avoid duplicate purchase of machineries  by  increasing  utilisation  rate through mutual provision of processing  and  testing  services.  Hence, the Company and SMSC might both require processing and testing services from each other when production of SMSC starts. Considering the above, we consider that the annual caps for Type II CCT for the year ending 31 December 2018 and 2019 are fair and reasonable.

3.

With respect to the leasing of assets, the Company has considered the volume of potential leasing arrangements to be entered into in 2018 to 2019. The annual cap for such type of transaction is US$7 million for 2018 and US$65 million for 2019. As advised by the Company, the annual cap for 2018 is catered for the rental payments for leasing plant and office from the Company by SMSC. For 2019, apart from  the  leasing of plant and office to SMSC, the Company had also considered the leasing of equipment from SMSC. As advised by the Company, the rental in respect of leasing of equipment is based on the asset value of  the list of leasing equipment under the current development plan. As discussed with the management of the Company, the equipment to be leased from SMSC by the Company are universal  production  equipment, where both the Company and SMSC can utilise.  Such  leasing arrangement aims to  improve the overall equipment utilisation  of the Group. Based on the above, we consider the annual caps of Type III CCT for the year ending 31 December 2018 and 2019 are fair and reasonable.

4.

With regards to the transfer of assets, the annual cap is nil and US$316 million for the year ending 31 December 2018 and 2019, respectively. As discussed with the Company, under the current development plan, the Company will transfer equipment to SMSC to better consolidate the resources of the Group, aiming to improve equipment utilisation and efficiency of the Group. The annual cap of transfer of assets is based on the maximum possible market value of the list of equipment to be transferred to SMSC in 2019 under the current plan. We have obtained the list of transfer equipment and notice that the equipment are part of  the required equipment as listed out in the Feasibility Report. Further,   as advised by the Company, the capital expenditure of SMSC is expected to be over US$3 billion for the three years ending 31 December 2020 in aggregate, which may be expedite or slow down according to the changing market conditions and financial conditions of the Group. In view of the large expected capital expenditure of SMSC, we consider the annual cap of nil and US$316 million for the year ending 31 December 2018 and 2019, respectively is fair and reasonable.

5.

Pursuant to the Framework Agreement, the pricing for provision of technical authorisation or licensing by the Company to SMSC is with reference to market price (see general pricing principle (3) above) and the pricing for sharing of research and development costs in relation to 14-nanometre technologies is based on the price determined by other reasonable means as agreed upon by both parties (see general pricing principle (5) above). The annual cap for such type of transaction is set at US$100 million and US$300 million for the two years ending 31 December 2019, respectively. As advised by the Company, the pricing for the provision of technical authorisation or licensing by the Company in relation to the 28-nanometre technologies had been taken into consideration in setting such annual cap. As mentioned in the Annual Report 2017, the Company and Semiconductor Manufacturing North China (Beijing) Corporation (‘‘SMNC’’) had entered into a framework agreement (‘‘Framework Agreement with SMNC’’) in relation to the supply of goods and services, leasing of assets, transfer of equipment  and provision of technical authorisation or licensing. Under the Framework Agreement  with  SMNC,  the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Company  had  charged SMNC US$69.1 million and US$76.7 million for the provision of technical authorisation or licensing (including the sharing of research  and development costs) in relation to the 28-nanometre technologies for the two years ended 31 December 2017, respectively. As discussed with the Company, due to the 14-nanometre technology is  more advanced  and complicated than the 28-nanometre technology, it is expected that  the total cost for developing the 14-nanometre technology would be substantially higher of that of the 28-nanometre technology. Also, as stated in the Letter from the Board, SMSC may engage  a  qualified valuer (as agreed by the Company and SMSC) to perform a fair value assessment of the fees relating to the provision of technical authorisation or licensing to SMSC. As advised by  the  Company, the use of 14-nanometre technologies by SMSC might be charged by a way of authorisation or licensing fee and/or by sharing of research and development costs. The Company estimated that the total  fee  under Type V CCT for the two years ending 31 December 2019 would be approximately US$300 million in aggregate. As advised by the Company, since SMSC is expected to start production in 2019, the Company might charge the technical authorisation or licensing fee wholly in 2019 or by installments throughout 2018 and 2019. Considering the above, we consider the annual cap for Type V CCT is fair and reasonable.

6.	With respect to the provision of guarantee for financing activities:

Maximum balance:

The annual cap of the maximum balance in respect of provision of guarantee for financing activities is determined based on the financing needs of SMSC. The maximum balance annual cap is US$495 million for each of the two years ending 31 December 2019. As mentioned in the section headed ‘‘(1) The Centralised Fund Management Agreement — The Annual Cap’’, the investment amount for the development plan of SMSC approximates to US$10.24 billion, and the estimated capital expenditure for the first phase of development of SMSC, would be approximately half of the estimated total investment of US$10.24  billion. Currently, the planned capital expenditures for 2018 to 2020 approximate to over US$3 billion in aggregate. As discussed with the Company, apart from SMSC’s internal cash flow, shareholders’ further contribution to the registered capital of SMSC, the capital expenditures might also be funded through debt financing. The Company expects that approximately one-third of the capital expenditure would be funded through external debt financing, which is over US$1 billion based on the three years capital expenditure plan of SMSC for 2018–2020. As the investment schedule towards SMSC will be adjusted according to the changing market conditions and financial conditions of the Group, the annual caps for 2018 and 2019 are set with a buffer to maintain  flexibility for the Group to expedite its planned capital expenditures. Therefore, we consider that the annual cap of US$495 million for the maximum guaranteed balance, which provides some buffer for each of the two years ending 31 December 2019 is fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Guarantee fee:

The annual cap of the guarantee fee charge to SMSC in respect of the provision of guarantee for SMSC’s financing activities is determined with reference to the amount of debt guaranteed by the Company under the maximum balance cap as discussed above. The annual cap for guarantee fee is US$5 million for each of the two years ending 31 December 2019. As advised by the Company, the expected fee charged is based on the quotations obtained from banks in respect of the guarantee fee under the Framework Agreement with SMNC, which in general is around 1% of the facility amount per annum. As such, considering the borrowing needs of SMSC, the maximum amount of guarantee which may be required by SMSC as discussed above, and the guarantee fee will be charged based on two or more quotations from banks, we  consider  the annual cap of US$5 million for each of the two years ending 31 December 2019 is fair and reasonable.

Taking into account (i) the basis of annual caps for each type of transactions for each of the two years ending 31 December 2019 as mentioned above; and (ii) the development plan and the expected capital expenditures for SMSC, we are of the view that the annual caps under the Framework Agreement are fair and reasonable and in the interest of the Company and Shareholders as a whole.

Internal Control Procedures

The Company has in place a series of internal control measures to ensure that the terms of the Centralised Fund Management Agreement and the Framework Agreement are fair and reasonable and that the Centralised Fund Management Agreement CCT and the Framework Agreement CCT will be conducted on normal commercial terms. As the Centralised Fund Management Agreement CCT and the Framework Agreement CCT also constitute related party transactions for the Company, they will be subject to the related party transaction policy of the Group, which is further explained below:

(i)

SMSC has established a related and connected party transaction review committee (the ‘‘Review Committee’’), which is set up under the board of directors of SMSC. The Review Committee shall report to the board of directors of SMSC and shall be accountable to the board of directors of SMSC. The Review Committee comprised of three members of which one of them was appointed by SMIC Holdings Corporation and SMIC Shanghai and the other two were appointed by each of Shanghai IC Fund and China IC Fund. Poll system is adopted for the voting of the Review Committee and resolutions of the committee should be passed by votes of more than half of the members of the committee. The Review Committee is responsible for reviewing and approving the framework agreement and pricing policy of related and connected transactions entered into by SMSC and the Group. The Review Committee shall monitor and review related and connected party transactions between SMSC and the Group;

(ii)

The Company has also established a related party transaction review team, consisting of members from the finance and accounting, legal and other related departments of the Company, which reviews the terms of specific connected transaction agreements and reports its findings to the management;

(iii)

The Company’s compliance office will perform quarterly check on transactions entered under the Centralised Fund  Management  Agreement and the Framework Agreement to ensure compliance with pricing policies and annual caps are not exceeded;

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(iv)

The Company’s external auditors will conduct an annual review of the transactions entered into under the Centralised Fund Management Agreement and the Framework Agreements to ensure the transaction amounts are within the annual caps and the transactions are in accordance with the terms set  out  in the  Centralised Fund Management Agreement and the Framework Agreements; and

(v)

Specific to the Framework Agreement CCT, the Company and SMSC each employs and maintains separate business, operation  and  accounting personnel of its own.  There  is  clear  segregation  of approval authority and duty between the two entities. In  general, for  each type of the Framework Agreement CCT under the Framework Agreement, either the Company or SMSC will propose the transaction price after the review and approval by the relevant department(s), such  as the manufacturing department, business administration department, the finance and accounting department, depending on the type of the transaction. The counter party of the relevant department(s) will then, also review and approve the pricing of the transaction  before  acceptance. As the Company and SMSC maintains separate business units and separate personnel, the relevant department(s) that proposes  the transaction price and the relevant department(s) of the counter party that accepts such transaction price will be different persons and under different departmental management.

We have reviewed the Group internal control policy regarding  the  Centralised Fund Management Agreement CCT and the Framework Agreement CCT which cover the above measures and noted resolutions of the Review Committee should be effective with the approval by half of the committee members. In addition, the Company will periodically review the pricing policy at least quarterly to ensure the the Centralised Fund Management Agreement CCT and the Framework Agreement CCT are in accordance with the respective pricing policies. Other than that, as advised by the Company, for both of the Centralised Fund Management Agreement CCT and the Framework Agreement CCT, the Company and SMSC maintains separate business units and therefore separate personnel to ensure segregation of duties, which we consider is effective in ensuring the transactions are conducted on normal commercial terms. We are of the view that the above internal control procedures are sufficient to  ensure that   the transactions conducted under the Centralised Fund Management Agreement and the Framework Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

Recommendation on the Framework Agreement

Having considered the principal factors and reasons described above, in particular (i) at least two quotations or tenders from independent third parties before agreeing upon the applicable price; (ii) a proposed transaction with SMSC would only be approved if the terms and conditions provided by SMSC are equal  to or more favourable than those submitted by such independent third party; and (iii) the basis of annual caps in relation to the Framework Agreement are fair and reasonable, we are of the opinion that the transactions under the Framework Agreement are in the ordinary and usual course of the  Company’s business and  the terms of the Framework Agreement including the annual caps are on normal commercial terms and are fair and reasonable as far as the interests of the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the  Framework Agreement and the related annual caps at the EGM.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(3)	The proposed grant of Restricted Share Units to Directors

Background of and reasons for the Proposed RSU Grants

Reference is made to the Company’s announcement dated 23 May 2018 pursuant to which it was resolved at a meeting held on 7 February 2018 to grant 337,500 Restricted Share Units under the 2014 Equity Incentive Plan, subject to  the Independent Shareholders’ approval at the EGM. Reference is also made  to  the Company’s announcement dated 22 June 2018 in relation to, among  others,  the retirement of Mr. Tan.

Pursuant to the 2014 Equity Incentive Plan, the Compensation Committee is entrusted full power and authority to determine the terms and conditions of the annual additional grant of share options and Restricted Share Units (the ‘‘Annual Additional Grant’’). Under the 2014 Equity Incentive Plan, the Annual Additional Grant shall vest upon the Annual Additional Grant holder’s continued service   with or to the Company. If an Annual Additional Grant holder resigns before the vesting of the Annual Additional Grant granted under the 2014 Equity Incentive Plan, the unvested Annual Additional Grant will be subject to forfeiture and no apportionment will be applied. As such, the Annual Additional Grant will only be available for those Directors who remain in office as at 31 December of the relevant year and as at the date of the relevant proposed grant. The grant of  125,000 Restricted Share Units to Mr. Tan was resolved by the Compensation Committee at a meeting held on 7 February 2018. At the time of  the  announcement dated 23 May 2018, Mr. Tan had not notified the Board nor the Compensation Committee of his retirement. As a  result of Mr. Tan’s retirement  on 22 June 2018 : (i) 62,500 Restricted Share Units in recognition for Mr. Tan’s service for the year ending 31 December 2018, which were intended to vest on 1 January 2019, have been forfeited in full on 22 June 2018, and (ii) 62,500 Restricted Share Units in recognition for Mr. Tan’s service for the year ended 31 December 2017, which were intended to vest immediately on 7 February 2018, are granted to Mr. Tan subject to the Independent Shareholders’ approval.

Accordingly, subject to the Independent Shareholders’ approval at the EGM, 275,000 Restricted Share Units are to be granted, among which, (i) 62,500 Restricted Share Units, 62,500 Restricted Share Units and 25,000 Restricted Share Units will be granted to Mr. Tan, Dr. Chen and Mr. Brown, respectively, in recognition for their service for the year ended 31 December 2017, and it is intended that such Restricted Share Units will vest immediately upon their grant, and (ii) 62,500 Restricted Share Units and 62,500 Restricted Share Units will be granted to Dr. Chen and Mr. Brown, respectively, in recognition for their service for the year ending 31 December 2018, and it is intended that such Restricted  Share Units will vest on 1 January 2019. Each of the Restricted Share Units to be granted to Mr. Tan, Dr. Chen and Mr. Brown represents the right to  receive a  Share on the date it vests.

Furthermore, the Company conditionally granted an aggregate of 337,500 share options under its 2014 Stock Option Plan to subscribe for Shares, subject to acceptance of the grantees and compliance with applicable laws and regulations. Among the share options granted, 125,000 share options were granted  to  Dr. Chen, 125,000 share options were granted to Mr. Tan, and 87,500 share options were granted to Mr. Brown. As a result of the retirement of Mr. Tan, the 62,500 share options granted to Mr. Tan on 23  May 2018, and which were intended to  vest on 1 January 2019, have been forfeited in full on 22 June 2018 according to the terms of the 2014 Equity Incentive Plan.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As stated in the Letter from the Board, the Proposed RSU Grants are part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the Directors. The Proposed RSU Grants aim to provide sufficient incentives to attract, retain and motivate Dr. Chen and Mr. Brown to participate in the continuing operation and long-term development of the Company and to recognise Dr. Chen, Mr. Tan and Mr. Brown’s contributions to the growth of the Company. Furthermore, there will not be substantial cash outflow by the Company under the Proposed RSU Grants.

Reference is made to the circulars of the Company dated 7 June 2016 and 18 November 2016 respectively, relating to its revised Board policy (the ‘‘Revised Board Policy’’) which was resolved at a Board meeting on 12 May 2016, pursuant to which the details of the Annual Additional Grant of share options and RSUs to existing Directors at the time of the Annual Additional Grant and the method of calculation of  the  grant  of  RSUs  to  eligible Directors are  set out.  The   Annual Additional Grant to the existing non-executive Directors (including the independent non-executive Directors) is considered and approved annually at a meeting and will only be available for those Directors who remain in office as at  31 December of the relevant year and as at  the date of  the relevant proposed  grant. The Annual Additional Grant is fixed in accordance with a percentage of 25% of a fixed sum, being the most recent on-board grant prior to the Revised Board Policy which was made to an independent non-executive Director. The amounts of the Proposed RSU Grants have been calculated using the relevant methods of calculation set out above and then divided by 10 to reflect the Company’s 10-to-1 share consolidation, which became effective on 7 December 2016, after the implementation of the Revised Board Policy.

Below sets out the basis for determining the number of  Restricted Share  Units to be granted to Dr. Chen, Mr. Tan and Mr. Brown:

(i)	Basis for determining the number of Restricted Share Units to be granted to Dr. Chen:

Annual Additional Grant (50% share options and 50% Restricted Share Units)	=	25%(1) x 5,000,000(2) 7 10(3) x 2(4) = 250,000)

Due to the aforementioned combination applied to the Annual  Additional Grant, the portion of the Proposed RSU Grant relevant to Dr.  Chen is 50% of 250,000 shares under the Annual Additional Grant, that is, 125,000 Restricted Share Units, of which 62,500 Restricted Share Units granted in recognition of Dr. Chen’s service in the year ended 31 December 2017 will vest immediately upon their grant and 62,500 Restricted Share  Units granted in recognition of Dr. Chen’s service for the year ending 31 December 2018 will vest on 1 January 2019.

(ii)	Basis for determining the number of Restricted Share Units to be granted to Mr. Tan:

Annual Additional Grant (50% share options and 50% Restricted Share Units)	=	25%(1) x 5,000,000(2) 7 10(3) =125,000(5)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Due to the aforementioned combination applied to the Annual  Additional Grant, the portion of the Proposed RSU Grant  relevant  to  Mr. Tan is 50% of 125,000 shares under the Annual Additional Grant, that is, 62,500 Restricted Share Units granted in recognition of Mr. Tan’s service in the year ended 31 December 2017 will vest immediately upon their grant.

(iii)	Basis for determining the number of Restricted Share Units to be granted to Mr. Brown:

Annual Additional Grant (50% share options and 50% Restricted Share Units)	=	25%(1) x 5,000,000(2) 7 10(3) x (146 days/365 days(6) + 365 days/ 365 days(7)) = 175,000

Due to the aforementioned combination applied to the Annual  Additional Grant, the portion of the Proposed RSU Grant relevant to Mr. Brown is 50% of 175,000 shares under the Annual Additional Grant, that is, 87,500 Restricted Share Units, of which 25,000 Restricted Share Units granted in recognition of Mr. Brown’s service in the year ended 31 December 2017 will vest immediately upon their grant and 62,500 Restricted Share  Units granted in recognition of Mr. Brown’s service for the year ending 31 December 2018 will vest on 1 January 2019.

Notes:

(1)

one-fourth of the number of shares set out in footnote (2) below, reflecting the fact that the on-board grant to non-executive Directors is made at the beginning of a four year period and vests in respect of 25% thereof each year over such period while the Annual Additional Grant will be granted on an annual basis at the end of each year and vests immediately.

(2)	number of shares subject to the most recent on-board grant made to an independent non-executive Director prior to the Revised Board Policy for share incentives for Directors.

(3)

one-tenth, reflecting the fact that the calculation of all entitlements under the Proposed RSU Grants this year differs from the calculation of the entitlements to individual Directors in 2016 in accordance with the Revised Board Policy due to the 10-to-1 share consolidation effected by the Company, which became effective on 7 December 2016.

(4)	for Dr. Chen’s service for (i) the year ended 31 December 2017; and (ii) the year ending 31 December 2018.

(5)	for Mr. Tan’s service for the year ended 31 December 2017.

(6)	for Mr. Brown’s service for the year ended 31 December 2017, covering the period from 8 August 2017 to 31 December 2017, which is 146 days.

(7)	for Mr. Brown’s service for the year ending 31 December 2018.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Reference is made to the announcement of the Company dated 22 June 2018 in relation to Mr. Tan retired as an independent non-executive Director. As part of the Proposed RSU Grant to Mr. Tan was made in recognition of Mr. Tan’s past contribution of the Company for 2017, Mr. Tan remains entitled to the Proposed RSU Grant to Mr. Tan in relation to his service for 2017, subject to shareholder approval. As understood from the Company, if a Restricted Share Units holder resigns before the vesting of the Restricted Share Units granted under the 2014 Equity Incentive Plan, the unvested Restricted Share Units will be subject to forfeiture. Therefore we consider that such vesting mechanism of the grants could serve the purpose to retain the Directors over the vesting period by providing incentive to remain in the Group before the full vesting of the Restricted Share Units under the 2014 Equity Incentive Plan.

For our due diligence purpose, we have reviewed the background and duties  of Dr. Chen, Mr. Tan and Mr. Brown in the Group. Based on the information in  the Annual Report 2017, Dr. Chen has strong background in the advanced technology sectors with experience in, among other things, research and development and strategy management, and provides the Group with insights thereof which are important to the development of the Group. Similarly, Mr. Brown has a strong background in the semiconductor industry, and has solid experience in the research and development field. Mr. Tan has extensive management experience by serving in the boards of some of the world-leading technology corporations, and he has been an independent non-executive Director since 2001 which in our view allows him to have sound understanding of the Group’s operation and corporate governance system.

We notice that Dr. Chen is the chairman of the Strategic Advisory  Committee. As advised by the management of the Company, the responsibilities   of the Strategic Advisory Committee include (i) to evaluate and consider any strategic alternative; (ii) to contribute and participate in discussions with potential strategic partners with respect to any strategic alternative; and (iii) to make recommendations to the Board and the management of the Company  with respect to any strategic alternative, with such strategic alternative essential to the Group’s business development. Furthermore, Mr. Brown participates in  various  committees of the Group, serving as the chairman of the  Compensation  Committee and a member of each of the Audit Committee, the Nomination Committee and the Strategic Advisory Committee. Similarly, Mr. Tan, before his retirement as an independent non-executive Director of the Company, was the chairman of the Audit Committee and a member of each of the Compensation Committee, the  Nomination Committee and the Strategic Advisory Committee.  As such, we are of the opinion that it is justifiable to attract and retain Dr. Chen  and Mr. Brown and recognise Mr. Tan’s contributions to the growth of the Company through the Proposed RSU Grants.

Principal terms of the Proposed RSU Grants

The Restricted Share Units

Each of the Restricted Share Units to be granted to Dr. Chen, Mr. Tan and  Mr. Brown represents the right to receive a Share on the date it vests. In  accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Shares to be issued pursuant thereto).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Consideration of the Proposed RSU Grants

In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands. We understand that the Restricted Share Units are granted as compensation for service or performance to attract, retain and motivate employees and directors of, and other  service  providers to, the Company, and to allow them to participate in the growth and profits of the Company.

We intend to  quantify and analyse the remuneration of  each of  Dr. Chen,  Mr. Tan and Mr. Brown for their services provided for the financial years 2017  and 2018. As mentioned earlier, Mr. Tan retired as an independent non-executive Director of the Company in June 2018 and hence will not be entitled to the Proposed RSU Grants and share options in relation to his service for the year ending 31 December 2018. However, Mr. Tan will still be entitled to the Proposed RSU Grants and share options in relation to his service for the year ended 31 December 2017, where he had been an independent non-executive Director for the full financial year 2017. We have obtained estimations from the Company on the expenses (collectively known as the ‘‘Expenses’’) to be incurred for the grant/issue of the Restricted Share Units under the Proposed RSU Grants and the Share Options, which in our view reflects the value of such incentives to be provided. Based on the closing prices per Share as quoted on the Stock Exchange on the respective grant dates, the estimated Expenses relating to Dr. Chen, Mr. Tan and Mr. Brown were approximately US$269,000, US$134,000 and US$188,000 respectively. The Expenses are estimations only and are unaudited and do not represent the expenses to be recognised in the financial statements of  the Company. The aggregated remuneration (comprising the salaries and wages as set out in the Annual Report 2017 and the Expenses, (the ‘‘Aggregate Remuneration’’) of each of Dr. Chen, Mr. Tan and Mr. Brown for the year ended 31  December  2017 is set out below:

Position	Grantee	Salaries and wages	Estimated expenses for the Proposed RSU Grants and the share options	Aggregate remuneration
		(US$’000)	(US$’000)	(US$’000)

Non-executive director	Dr. Chen	75	269	344

Independent non- executive director	Mr. Tan	91	134	225

Independent non- executive director	Mr. Brown	89	188	277

Set out below are the analysis on the Aggregated Remuneration of the Company as compared with the key financial figures of the Group. The ratio calculations of the Company are as follows:

(i)	Basis for Aggregated Remuneration as a percentage of revenue

= Aggregated Remuneration 7 Revenue for the year ended 31 December 2017

= (Salaries and wages + Estimated expenses for the Proposed RSU Grants and the share options) 7 Revenue for the year ended 31 December 2017

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Basis for Aggregated Remuneration as a percentage of profit after tax

= Aggregated Remuneration 7 Profit after tax for the year ended 31 December 2017

= (Salaries and wages + Estimated expenses for the Proposed RSU Grants and the share options) 7 Profit after tax for the year ended 31 December 2017

(iii)	Basis for Aggregated Remuneration as a percentage of total equity

= Aggregated Remuneration 7 Total equity as at 30 June 2018

= (Salaries and wages + Estimated expenses for the Proposed RSU Grants and the share options) 7 Total equity as at 30 June 2018

			% of	% of profit	% of
Position	Grantee	Aggregate Remuneration	revenue (note 1)	after tax (note 1)	total equity (note 2)
		(US$’000)%		%	%

Non-executive Director	Dr. Chen	344	0.011	0.27	0.005

Former independent non-executive Director	Mr. Tan	225	0.007	0.18	0.003

Independent non- executive Director	Mr. Brown	277	0.009	0.22	0.004

Notes:

1.	The revenue and profit after tax used in the calculations for % of revenue and % of profit after tax are extracted from the Annual Report 2017.

2.	The total equity used in the calculation for % of total equity is extracted from the Interim Report 2018.

As shown from the table above, the Aggregated Remuneration of each of Dr. Chen, Mr. Tan and Mr. Brown represents an insignificant amount of the revenue of the Group (only about or less than 0.01% of the revenue) for the year ended 31 December 2017, and also represents an insignificant amount of the net profit of the Group (only about or less than 0.3% of the net profit) for the year ended 31 December 2017, which we consider a commercially justifiable reward for their contribution to the financial performance of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that the number of  Restricted Share Units granted to  each of  Dr. Chen, Mr. Tan and Mr. Brown are fair and reasonable, and that the Proposed RSU Grants at no consideration, other  than the  minimum payment required by  the applicable law in the Cayman Islands (which is the par value of the Shares to  be issued pursuant thereto), is acceptable. Having considered the principal terms  of the Proposed RSU Grants as highlighted above, we are of the opinion that the terms of the Proposed RSU Grants are fair and reasonable so far as the  Independent Shareholders are concerned.

Recommendation on the Proposed RSU Grants

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Proposed RSU Grants to the relevant connected grantees are on normal commercial terms and are fair and reasonable    so far as the Independent Shareholders are concerned; and (ii) the Proposed RSU Grants are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to be  proposed at  the EGM to approve the Proposed RSU Grants  and  the  transactions  contemplated thereunder and we recommend the Independent  Shareholders  to vote in favour of the resolutions in this regard.

Yours faithfully, For and on behalf of Messis Capital Limited Wallace Cheung Director

Note:

Mr. Wallace Cheung is a licensed person registered with the Securities and Future Commission of Hong Kong and a responsible officer of Messis Capital Limited to carry out type 6 (advising on corporate finance) regulated activities under the SFO and has over 8 years of experience in the corporate finance industry.

APPENDIX 1	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and  not  misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

(a)	Directors’ Interests in Securities of the Company

As at the Latest Practicable Date, the interests or short positions of the Directors and  the chief executive officer in the Shares, underlying Shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV  of  the  SFO), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to  have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Name of	Long/Short	Nature of	Number of Shares held	Share Options	Derivatives Other	Total Interests	Percentage of aggregate interests to total issued share capital of the Company
Director	Position	Interests	(Note 22)	(Note 22)	(Note 22)	(Note 22)	(Note 1)

Executive Directors
Zhou Zixue	Long Position	Beneficial Owner	—	2,521,163	1,080,498	3,601,661	0.071%
				(Note 2)	(Note 3)
Zhao Haijun	Long Position	Beneficial Owner	49,311	1,875,733	1,687,500	3,612,544	0.071%
				(Note 4)	(Note 5)
Liang Mong	—	—	—	—	—	—	—
Song
Gao Yonggang	Long Position	Beneficial Owner	—	1,964,003	85,505	2,049,508	0.041%
				(Note 6)	(Note 7)

Non-executive Directors
Chen Shanzhi	Long Position	Beneficial Owner	—	602,187	287,656	889,843	0.018%
				(Note 8)	(Note 9)
Zhou Jie	—	—	—	—	—	—	—
Ren Kai	—	—	—	—	—	—	—
Lu Jun	—	—	—	—	—	—	—
Tong Guohua	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.007%
				(Note 10)	(Note 11)

Independent non-executive Directors
William Tudor	Long Position	Beneficial Owner	—	87,500	87,500	175,000	0.003%
Brown				(Note 12)	(Note 13)
Chiang Shang-yi	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.007%
				(Note 14)	(Note 19)
Cong Jason	Long Position	Beneficial Owner	61,875	187,500	125,625	375,000	0.007%
Jingsheng				(Note 16)	(Note 17)
Lau Lawrence	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.007%
Juen-Yee				(Note 18)	(Note 19)
Fan Ren Da	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.007%
Anthony				(Note 20)	(Note 21)

Notes:

(1)	Based on 5,054,969,281 Shares in issue as at the Latest Practicable Date.

APPENDIX 1	GENERAL INFORMATION

(2)

On May 20, 2015, Dr. Zhou was granted options to purchase 2,521,163 Shares at a price of HK$8.30 per Share pursuant to the 2014 Stock Option Plan. These options will expire on  the earlier of  May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(3)

On May 20, 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019. As of the Latest Practicable Date, 540,249 Restricted Share Units were vested.

(4)

These options comprise: (a) options which were granted to Dr. Zhao on June 11, 2013 to purchase 1,505,854 Shares at a price of HK$6.40 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 10, 2023 or 90 days after termination of his service, (b) options which were granted to Dr. Zhao on September 7, 2017 to purchase 1,687,500 Shares at a price of HK$7.9  per Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of September 6, 2027 or 90 days after termination of his service as Co-Chief Executive Officer. As of the Latest  Practicable Date, 1,317,621 of these options have been exercised.

(5)

On September 7, 2017, Dr. Zhao was granted an award of 1,687,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as Chief Executive Officer. As of the Latest Practicable Date, none of these RSUs has been exercised.

(6)

These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 314,531 Shares at a price of HK$6.4 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 1,360,824 Shares at a price of HK$6.24 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 288,648 Shares at a price of HK$6.4 per Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of  the Latest Practicable  Date, none of these options has been exercised.

(7)

On  November 17, 2014, Dr. Gao was granted an award of  291,083 Restricted Share Units pursuant  to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017; and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of the Latest Practicable Date, a total of 205,578 Restricted Share Units were vested, and were settled in cash.

(8)

These options comprise: (a) On May 24, 2010, Dr. Chen was granted options to purchase 314,531 Shares at a price of HK$6.4 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 98,958 Shares at a price of HK$6.42 per Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 1,198 Shares at a price of  HK$8.72 per Share pursuant to the 2014 Stock Option Plan were granted to  Dr. Chen.  These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. (d) On April 5, 2017, options to purchase 62,500 Shares at a price of HK$9.834 per Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of  April 4, 2027 or 120 days after termination of his service as a Director to the Board. (e) On May 23, 2018, options to purchase 125,000 Shares at a price of HK$10.512 per Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options will expire on the earlier of  May  22, 2028 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(9)

These Restricted Share Units comprise: (a) On May 25, 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 1,198 Restricted Share Units were granted to  Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (c) On April 5, 2017, 62,500 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (d) On May 23, 2018, 125,000 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Among the 125,000 Restricted Share Units, 62,500 Restricted Share Units are vested immediately and 62,500 Restricted Share Units will vest on January 1, 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(10)

On April 5, 2017, Dr. Tong was granted options to purchase 187,500 Shares at a price of HK$9.834 per Share pursuant to  the 2014 Stock Option Plan. These options will expire on the earlier of April   4, 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(11)

On April 5, 2017, Dr. Tong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary  of February 14, 2017, shall fully vest on February 14, 2020. As of the Latest Practicable Date, none of these RSUs has been exercised.

APPENDIX 1	GENERAL INFORMATION

(12)

These options comprise: (a) On September 6, 2013, Mr. Brown was granted options to purchase 449,229 Shares at a price of HK$5.62 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. (b) On May 23, 2018, options to purchase 87,500 Shares at a price of HK$10.512 per Share pursuant to the 2014 Stock Option Plan were granted to Mr. Brown. These options will expire on the earlier of May 22, 2028 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, 449,229 options have been exercised.

(13)

On May 23, 2018, 87,500 Restricted Share Units were granted to Mr. Brown pursuant to the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the EGM. Among the 87,500 Restricted Share Units, 25,000 Restricted Share Units are vested immediately and 62,500 Restricted Share Units will vest on January 1, 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(14)

On April 5, 2017, Dr. Chiang was granted options to purchase 187,500 Shares at a price  of  HK$9.834 per Share pursuant to the  2014  Stock Option Plan. These options will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(15)

On April 5, 2017, Dr. Chiang was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary  of December 20, 2016, shall fully vest on December 20, 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(16)

On April 5, 2017, Dr. Cong was granted options to purchase 187,500 Shares at a price of HK$9.834 per Share pursuant to  the 2014 Stock Option Plan. These options will expire on the earlier of April   4, 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(17)

On April 5, 2017, Dr. Cong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary  of February 14, 2017, shall fully vest on February 14, 2020. As of the Latest Practicable Date, 61,875 of these Restricted Share Units were exercised.

(18)

On September 13, 2018, Professor Lau was granted options to purchase 187,500 Ordinary Shares at    a price of HK$8.574 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of September 12, 2028 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(19)

On September 13, 2018, Professor Lau was granted an award of  187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the extraordinary general meeting. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of June 22, 2018, shall fully vest on June 22, 2021. As of the Latest Practicable Date, none of these Restricted Share Units was exercised.

(20)

On September 13, 2018, Mr. Fan was granted options to  purchase 187,500 Ordinary Shares at  a price of HK$8.574 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of September 12, 2028 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(21)

On September 13, 2018, Mr. Fan was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the extraordinary general meeting. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of June 22, 2018, shall fully vest on June 22, 2021. As of the Latest Practicable Date, none of these Restricted Share Units was exercised.

(22)

These interests have been adjusted upon the Share Consolidation taking effect from December 7,  2016 on the basis of consolidating every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004 each.

APPENDIX 1	GENERAL INFORMATION

(b)	Substantial Shareholders

Save as disclosed below, the Directors are not aware that there was  any party who, as  at the Latest Practicable Date, had an interest or short position in  the  Shares  and  underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

			Number of	Percentage of Shares Held to Total Issued Share Capital of			Percentage of Total interests to Total Issued Share Capital of
Name of		Long/Short	Shares held	the Company	Derivatives	Total Interests	the Company
Shareholder	Nature of Interests	Position	(Note 9)	(Note 1)	(Note 9)	(Note 9)	(Note 1)

Pagoda Tree	A concert party to	Long Position	859,522,595	17.00%	122,118,935	981,641,530	19.42%
Investment Company Limited	an agreement to buy shares described in s.317(1)(a)		(Note 2)		(Note 2)

Datang Telecom	Interest of	Long Position	859,522,595	17.00%	122,118,935	981,641,530	19.42%
Technology & Industry Holdings Co., Ltd.	corporation controlled		(Note 3)		(Note 4)

China Integrated	Interest of	Long Position	797,054,901	15.77%	183,178,403	980,233,304	19.39%
Circuit Industry Investment Fund Co., Ltd.	corporation controlled		(Note 5)		(Note 6)

Tsinghua	Interest of	Long Position	361,182,600	7.15%	—	361,182,600	7.15%
University	corporation controlled		(Note 7)

Zhao Weiguo	Interest of	Long Position	350,301,600	6.93%	—	350,301,600	6.93%
	corporation controlled		(Note 8)

Notes:

(1)	Based on 5,054,969,281 Shares in issue as at the Latest Practicable Date.

(2)

Lightmane Holdings Company Limited, a wholly-owned subsidiary of  CNIC Corporation Limited, of which Compass Investment Company Limited, a wholly owned subsidiary of Pagoda Tree Investment Company Limited, has a 90% control, signed an agreement with Datang Holdings (Hongkong) Investment Company Limited (‘‘Datang HK’’) with terms falling under the Section 317 (1)(a) or (b) of the SFO. Lightmane Holdings Company Limited, CNIC Corporation Limited, Compass Investment Company Limited, Pagoda Tree Investment Company Limited are therefore deemed to be interested in 981,641,530 Shares of the Company.

(3)	859,522,595 Shares are held by Datang HK which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.(‘‘Datang’’).

(4)

On April 23, 2018, the Company entered into the Datang PSCS  Subscription  Agreement  with Datang and Datang HK, pursuant to which, on and subject to the terms of the Datang PSCS Subscription Agreement, the Company conditionally agreed to issue, and Datang, through Datang HK, conditionally agreed to subscribe for, the Datang PSCS which are convertible into 122,118,935 Shares (assuming full conversion of the Datang PSCS at the initial Conversion Price of HK$12.78  per Share). In this regard, Datang and Datang HK are deemed to be interested in these 122,118,935 Shares under the SFO. Completion of  the Datang PSCS Subscription Agreement has occurred on  June 29, 2018.

(5)

797,054,901 Shares are held by Xinxin (Hongkong) Capital Co., Ltd (‘‘Xinxin HK’’), a wholly-owned subsidiary of Xunxin (Shanghai) Investment Co., Ltd., which in turn is wholly-owned by China IC Fund. On April 23, 2018, the Company entered into the China IC Fund Pre-emptive Share Subscription Agreement with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of the China IC Fund Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the 57,054,901 Shares at the price of HK$10.65 per Share. Completion of the China IC Fund Pre-emptive Share Subscription Agreement has occurred on August 29, 2018.

APPENDIX 1	GENERAL INFORMATION

(6)

On April 23, 2018, the Company entered into the  China IC  Fund PSCS  Subscription Agreement  with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of the China IC Fund PSCS Subscription Agreement, the Company conditionally agreed to  issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the China IC  Fund  PSCS  which are convertible into 183,178,403 Shares (assuming full conversion of the China IC Fund PSCS at the initial Conversion Price of HK$12.78 per Share). In this regard, China IC Fund and Xinxin HK are deemed to be interested in these 183,178,403 Shares under the Securities and Futures Ordinance (Cap. 571) (the ‘‘SFO’’). Completion of the China IC Fund PSCS Subscription Agreement has occurred on August 29, 2018.

(7)

Tsinghua University holds 361,182,600 Shares in long position through Tsinghua Unigroup Co.,  Ltd. (a 51% indirectly held subsidiary of Tsinghua University and a  49% indirectly held subsidiary  of Zhao Weiguo) and another corporation controlled by it. On September 4, 2018,  Tsinghua Holdings Co., Ltd., a subsidiary of Tsinghua University, entered  into  equity transfer  agreements with each of Suzhou High-speed Rail New Town State-owned Assets Management and  Operation Co., Ltd. and Hainan Union Asset Management Corporation to transfer 30% and 6% of the entire equity interest in Tsinghua Unigroup Co., Ltd. respectively.

(8)

Zhao Weiguo holds 70% of Beijing Jiankun Investment Group Co., Ltd. which in  turns holds 49%  of Tsinghua Unigroup Co., Ltd.. Zhao Weiguo is therefore deemed to be interested in 350,301,600 Shares held in long position through Tsinghua Unigroup Co., Ltd..

(9)

These interests have been adjusted upon the Share Consolidation taking effect from December 7,  2016 on the basis of consolidating every ten ordinary shares of US$0.0004 each into one ordinary share of US$0.004.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2017, the date of the latest published audited accounts of the Group.

LITIGATION AND CLAIMS

As at the Latest Practicable Date, the Directors were not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

None of the Directors has entered into a service contract with any member of  the  Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)

none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)

save for the fact that Dr. Chen Shanzhi, a non-executive Director, is currently the senior vice president of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company and Dr. Tong Guohua, a non- executive Director of the Company, is currently the president and an executive director of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

APPENDIX 1	GENERAL INFORMATION

(c)

none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(d)	none of the Directors and their associates had any competing interest, in a business which competes or is likely to compete either directly or indirectly, with the business of the Group.

EXPERT AND CONSENT

The following is the qualification of the Independent Financial Adviser which has  given opinions or advice contained in this circular:

Name	Qualification

Messis Capital Limited	A licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Messis Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of  its  statements, letter, report and opinion (as the case may be) as set out in this circular and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, Messis Capital Limited was not  beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Messis Capital Limited did not have any direct or indirect interest in any assets which have been, since 31 December 2017, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter from Messis Capital Limited dated 22 October 2018 is set out on pages 48 to 99 for incorporation herein.

MISCELLANEOUS

The Company has two joint company secretaries, Dr. Gao Yonggang and Dr. Liu Wei.

Dr. Gao graduated from Nankai University with a PhD in management. He is the chief financial officer of the Company. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia, and a Founding Member and director of The Hong Kong Independent Non-Executive Director Association.

Dr. Liu graduated from the Northwest University of China, the Chinese University of Political Science and Law and the University of Cambridge with a bachelor in Chinese literature, a master degree in law and a PhD in law respectively. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong and England and Wales.

The registered office of the Company is Cricket Square, Hutchins Drive, P.O. Box  2681, Grand Cayman KY1-1111, Cayman Islands and the head office of the Company is 18 Zhangjiang Road, Pu Dong New Area, Shanghai 201203, People’s Republic of China.

APPENDIX 1	GENERAL INFORMATION

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong during normal business hours on any weekday, excluding public holidays, from 24 October 2018 to 7 November 2018 (both days inclusive):

(a)	the memorandum and articles of association of the Company;

(b)	the Framework Agreement;

(c)	the Centralised Fund Management Agreement;

(d)	the 2014 Equity Incentive Plan;

(e)	the letter from the Independent Board Committee, the text of which is set out in this circular;

(f)	the letter of advice from Messis Capital Limited to the Independent Board Committee and the Independent Shareholders, the text of which is set out in this circular;

(g)	the written consent of Messis Capital Limited referred to in this appendix; and

(h)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held at 5 Floor SO1 Building, 18 Zhangjiang Road, Pu Dong New Area, Shanghai, People’s Republic of China on 7 November 2018 at 1 : 30 p.m. for the purpose of transacting the following businesses:

RESOLUTIONS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1.	‘‘THAT:

(a)

the framework agreement dated 11 June 2018 (the ‘‘Framework Agreement’’) entered into between the Company and Semiconductor Manufacturing South China Corporation, a copy of which having been produced to the EGM marked ‘‘A’’ and signed by the chairman of the EGM for identification purpose, and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(b)	the Framework Agreement annual caps for the two years ending 31 December 2018 and 2019, respectively be and are hereby approved and confirmed; and

(c)

any director(s) of the Company be and is hereby authorised,  for  and  on behalf of the Company, to enter into any agreement, deed or instrument and/ or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Framework Agreement and the transactions contemplated thereunder and/or (ii) any amendment, variation or modification of the Framework Agreement upon such terms and conditions as the board of directors of the Company may think fit.’’

*	For identification purpose only

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.	‘‘THAT:

(a)

the centralised fund management agreement dated 1 June 2017 (the ‘‘Centralised Fund Management Agreement’’) and entered into among the Company, Semiconductor Manufacturing  International  (Beijing)  Corporation and  Semiconductor  Manufacturing  South  China  Corporation,  a copy of which having been produced to the EGM marked ‘‘B’’ and signed  by the chairman of the EGM for identification purpose, and the transactions contemplated thereunder be and are hereby approved,  confirmed  and  ratified;

(b)	the Centralised Fund Management Agreement annual caps for the three years ending 31 December 2018, 31 December 2019 and 31 December 2020, respectively be and are hereby approved and confirmed; and

(c)

any director(s) of the Company be and is hereby authorised,  for  and  on behalf of the Company, to enter into any agreement, deed or instrument and/ or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementation and completion  of the Centralised Fund Management Agreement and the transactions contemplated thereunder, and/or (ii) any amendment, variation or modification of the Centralised Fund Management Agreement and the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.’’

3.	‘‘THAT:

(a)

the proposed grant of 62,500 restricted share units (‘‘RSUs’’) to Mr. Lip-Bu Tan, a former independent non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to  all applicable laws, rules, regulations and the other applicable documents, be and is hereby approved and confirmed;

(b)

the proposed grant of 125,000 RSUs to Dr. Chen Shanzhi, a non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents, be and is hereby approved and confirmed;

(c)

the proposed grant of 87,500 RSUs to Mr. William Tudor Brown, an independent non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents, be and is hereby approved and confirmed; and

(d)

any director(s) of the Company be and is hereby authorised to exercise the powers of the Company to allot and issue the shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or  in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.’’

NOTICE OF EXTRAORDINARY GENERAL MEETING

By Order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 22  October 2018

Principal place of  business:

18 Zhangjiang Road Pu Dong New Area Shanghai 201203

People’s Republic of China

Registered office:

Cricket Square, Hutchins Drive

P.O. Box 2681,

Grand Cayman KY1-1111

As at the date of this notice, the Board comprises four executive Directors, namely Dr. Zhou Zixue (Chairman), Dr. Zhao Haijun (Co-Chief Executive Officer), Dr. Liang Mong Song (Co-Chief Executive Officer) and Dr. Gao Yonggang (Chief Financial Officer and Joint Company Secretary); five non-executive Directors, namely Dr. Chen Shanzhi, Mr. Zhou Jie, Mr. Ren Kai, Mr. Lu Jun and Dr. Tong Guohua; and five independent non-executive Directors, namely Mr. William Tudor Brown, Dr. Chiang Shang-yi, Dr. Cong Jingsheng Jason, Professor Lau Lawrence Juen-Yee and Mr. Fan Ren Da Anthony.

Notes:

1.

A member entitled to attend and vote at the EGM convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy, the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.

To be valid, a form of proxy must be delivered to the Company’s branch  share  registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48   hours before the meeting or adjourned meeting (or 24 hours before a poll  is  taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a form of proxy is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s branch share registrar with the form of proxy, except that the power of attorney which has already been registered with the Company need not be  so delivered. Completion and return of   a form of proxy will not preclude a member from attending in person and voting at the EGM or any adjournment thereof should he so wish.

3.

The register of members of the Company will be closed from 2 November 2018 to 7 November 2018 (both days inclusive), during which period no transfer of shares in the Company will be registered. In  order to qualify for attending and voting at the EGM,  all properly completed transfer forms, accompanied by the relevant share certificates must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 1 November 2018. All persons who are registered holders of the Shares on 7 November 2018, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	Shareholders are advised to read the circular of the Company dated 22 October 2018 which contains information concerning the resolutions to be proposed at the EGM.

NOTICE OF EXTRAORDINARY GENERAL MEETING

5.	The voting at the EGM will be taken by a poll.